HOME FEDERAL BANCORP ANNUAL REPORT 2005

Framework for the future.

22.50
4.75
15.00
3.50
1.50
9.75

1	Letter to Shareholders

8	Selected Consolidated Financial Data

9	Quarterly Results of Operations

10	Management’s Discussion & Analysis

23	Management’s Assessment as to the Effectiveness of Internal Control over Financial Reporting

24	Reports of Independent Registered Public Accounting Firm

26	Consolidated Balance Sheets

27	Consolidated Statements of Income

28	Consolidated Statements of Shareholders’ Equity

29	Consolidated Statements of Cash Flows

30	Notes to Consolidated Financial Statements

47	Board of Directors & Officers of Home Federal Bancorp & Executive Officers of HomeFederal Bank

To Our Shareholders

For all of us associated with Home Federal Bancorp, the year 2005 was marked by steady progress, as well as reflective analysis of our recent performance, our markets, and our plans for a purposeful and profitable future.

Our achievements last year were encouraging and provide a solid foundation for such planning. Earnings grew by 18 percent during the year and earnings per share by 26 percent. An increase of $58.1 million in retail deposits represented a 10 percent gain over the previous year, and we saw a return of our credit quality ratios to historical levels. Given the economic environment and competition in today’s marketplace, we are pleased with our accomplishments in 2005.

“A progressive bank is a builder of communities, regional economies and personal prosperity—an institution that creates growth and grows in turn from the economic activities it helps generate.”
—John K. Keach, Jr.

Home Federal: FRAMEWORK for the Future

To many, a bank is in essence an organization that manages and lends money. To the knowledgeable observer, however, a progressive bank is a builder of communities, regional economies and personal prosperity—an institution that creates growth and grows in turn from the economic activities it helps generate. That is the role that we, and our predecessors, have cast for HomeFederal Bank for almost 100 years.

Travel in any direction through our market area and you will see the results of our work—the thousands of businesses and homes that represent the professional and personal success of our customers. Because of this ongoing economic development, it follows that we must continually adapt to the changing business environment we help set in motion. Looking at it another way, we realize that we must occasionally update our own economic development model as we help others implement theirs.

During 2005 we reviewed a number of our own growth strategies, taking into consideration the trends depicted by our recent performance as well as a pragmatic appraisal of the economic evolution of the markets we serve. The results of this “remodeling” provide the cornerstones for our work in 2006.

Our two newest offices, including the Southport branch shown here, provide us with a strong position in the growing southern Indianapolis market. We are pleased with the success we have had in introducing a new customer base to our retail and commercial product lines.

Building profitability and shareholder value

In our highly competitive industry, profitability is the result of selectively providing those products most useful to our customer base, at a fair price. Rather than simply expanding our offerings, we have chosen to narrow our focus. For example, we have promoted—and continue to actively promote—contemporary programs such as high-balance money market accounts and free checking. One result of these promotions was net growth in retail checking accounts of 4.7 percent in 2005. The substantial growth in retail deposits was designed to replace wholesale funding, serving to lower our costs and increase our franchise value.

Last July, the Board of Directors approved the Bancorp’s ninth stock repurchase program. We believe such stock repurchases can increase long-term shareholder value through their positive impact on earnings per share and return on equity. Under this program, we repurchased 321,400 shares during the 2005 fiscal year.

Building new markets

At HomeFederal Bank, we do not endorse growth for growth’s sake, but we do actively seek opportunities in new markets that can benefit from our blend of flexible products and personalized service. We have made substantial commitments to one such market, the southern Indianapolis metropolitan region, and have been pleased with the success of our new initiatives there. The number of households served in this sector has grown to almost 900, and deposit balances have exceeded our expectations and now total over $30 million.

This year, we will implement a number of additional marketing efforts, many of which will be targeted to customers in the southern Indianapolis region. Already in 2006, we had great success with a certificate of deposit promotion, which was responsible for expanding our customer base in this growing market. In addition, we are enhancing the sales training and management tools available to our employees who are working to develop opportunities in this and other market areas.

Jan Sprague is the owner of nine Holiday Inn Express & Suites, Hampton Inn & Suites, and Comfort Inn hotels. She is a successful entrepreneur we are privileged to work with, and we are proud to be her partner. Jan is pictured with Senior Vice President John Schilling.

Delbert Kilgas, founder of Excel Manufacturing in Seymour Indiana, is shown here with Senior Vice President Chris Harrison. Excel Manufacturing serves a loyal customer base with local, national, and international reach. We are honored to have them as our valued customer.

Building business loans and deposits
With little growth in the commercial real estate markets, we have focused on repositioning our commercial credits and have placed greater emphasis on enhancing credit quality. At the same time, we have purposefully decreased the size of our portfolio, demonstrating greater discipline in the quality of the transactions we pursue. One result was a significant improvement in the quality of our assets—to levels we will strive to maintain in the future. We have also adopted stronger credit administration policies and have added more experienced lenders and support personnel in this critical area.

Through the addition of highly-qualified managers with years of commercial banking experience, we have embarked on a structured sales campaign to develop additional high-quality commercial business. During 2005 we completed more than 5,000 calls to present and potential customers, enhancing the quality of our service, growing market share, and building on our already-strong reputation as a reliable provider of top-quality products and customer service.

Business Development Manager Lou Ann Woodall, Senior Vice President Keith Luken, and Assistant Vice President Diane Trout-Cummins are representative of the many knowledgeable and dedicated employees at HomeFederal Bank. They have contributed to the Bank’s success through market share growth, significant mortgage originations, and innovative marketing campaigns.

Building non-interest income

In 2005, we set the stage for providing new streams of non-interest income. We marketed aggressively to promote our retail checking products, thus creating significant account growth and an opportunity to earn service fees on these transaction-oriented accounts.

In the year ahead, we will continue the retail checking promotion as well as introduce a high-yield checking product. Another area of growth is that of the trust and brokerage operations. In 2005, we partnered with a respected financial services advisor who brings his loyal and satisfied client base. As a result of this partnership and of additional business development efforts in this service area, our assets under management grew from just under $173 million to almost $255 million for net growth of over 47 percent last year.

Building trust through regulatory compliance

In recent years, we have found ourselves in an even more demanding regulatory environment that impacts organizations and their customers throughout the business community. To assure others of our continuing compliance with the many complex laws and regulations that govern our work in the financial services industry, we are investing in software enhancements that will assist in monitoring compliance in critical areas; requiring ongoing training for HomeFederal employees; and expanding our compliance department to meet the needs of our organization in this increasingly complex regulatory environment. We feel strongly that there is no substitute for trust in business relationships, particularly those that involve the transfer and safekeeping of financial assets.

Building management strength

Any blueprint for new construction is only as strong as the talent, dedication and execution of the architects and builders who transform it into something of value. In many different areas, including finance, marketing, and information technology, we have worked diligently to attract new employees, searching for those with skill sets that both complement and enhance those of the existing management team. Building organizational strength through management strength remains one of our top priorities.

In addition to recognizing those who are part of our team, I would like to take this opportunity to thank Larry Welker, who retired as Executive Vice President and Chief Financial Officer in June of 2005 after having served HomeFederal for over 25 years. We wish him continued success and a most enjoyable retirement.

Building a better future for all our stakeholders

Big plans are not necessarily grandiose, but they are meaningful, forward-looking tools of any scale that allow leaders to maximize their organization’s performance. That aptly describes the plans we have put in place to build upon that which we have invested in for almost 100 years, and to guide HomeFederal toward a more rewarding and more prosperous future.

Sincerely,

/s/ John K. Keach, Jr.

John K. Keach, Jr.
Chairman of the Board
and Chief Executive Officer

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands except per share data)

	Year Ended	Year Ended	Year Ended	Six Months Ended	Year Ended	Year Ended
	Dec 2005	Dec 2004	Dec 2003	Dec 2002	June 2002	June 2001
Selected Balance Sheet Data:
Total assets	$850,654	$868,207	$853,328	$886,505	$856,012	$863,393
Cash and cash equivalents	53,736	52,320	34,178	53,692	44,478	35,424
Loans held for sale	4,795	2,617	6,272	30,560	6,302	12,383
Securities available for sale	123,351	124,790	123,638	114,440	114,989	80,316
Securities held to maturity	1,806	1,779	1,828	3,026	3,493	7,296
Loans receivable, net	608,556	629,490	630,672	628,883	631,815	674,552
Deposits	657,339	640,181	588,666	609,358	577,480	576,543
Borrowings	101,041	139,899	169,162	187,744	188,680	207,608
Shareholders' equity	73,038	77,364	84,022	77,794	77,086	72,044

Selected Operations Data:
Interest income	$44,976	$42,746	$45,602	$26,240	$56,298	$64,757
Interest expense	19,817	19,159	22,264	13,145	30,635	39,516
Net interest income	25,159	23,587	23,338	13,095	25,663	25,241
Provision for loan losses	808	1,770	1,268	1,221	1,423	1,680
Net interest income after provision for loan losses	24,351	21,817	22,070	11,874	24,240	23,561
Gain on sale of loans	1,539	2,651	7,628	3,740	4,456	1,975
Gain (loss) on sale of securities	-	-	(83)	4	92	(196)
Other income	8,757	7,032	7,133	3,125	7,841	7,241
Other expense	25,576	23,793	22,085	10,375	20,045	17,513
Income before income taxes	9,071	7,707	14,663	8,368	16,584	15,068
Income tax provision	2,969	2,544	5,020	3,071	6,245	5,519
Net Income	$6,102	$5,163	$9,643	$5,297	$10,339	$9,549

Basic earnings per common share	$1.57	$1.25	$2.26	$1.23	$2.34	$2.13
Diluted earnings per common share	$1.53	$1.21	$2.15	$1.17	$2.25	$2.07
Cash dividends per share	$0.75	$0.75	$0.70	$0.31	$0.58	$0.55
Selected Financial and Statistical Data:
Return on average assets (2)	0.71%	0.60%	1.10%	1.21%	1.20%	1.12%
Return on average shareholders' equity (2)	8.19%	6.50%	11.95%	13.59%	13.73%	13.76%
Interest rate spread during the period (2)	3.19%	2.97%	2.84%	3.19%	3.20%	3.13%
Net interest margin on average earning assets (2)	3.22%	3.00%	2.91%	3.26%	3.27%	3.22%
Average shareholders' equity to average assets	8.68%	9.17%	9.20%	8.93%	8.76%	8.15%
Efficiency ratio (1)	73.77%	71.53%	67.03%	57.01%	57.02%	50.75%
Nonperforming loans to total loans	0.70%	2.01%	0.60%	0.71%	0.57%	1.02%
Nonperforming assets to total assets	0.54%	1.71%	0.66%	0.70%	0.70%	0.99%
Loss allowance to nonperforming loans	155.78%	61.23%	193.11%	151.12%	171.34%	78.70%
Loss allowance to total loans	1.09%	1.23%	1.16%	1.08%	1.01%	0.82%
Dividend payout ratio	47.67%	59.22%	31.08%	25.12%	24.45%	25.53%
Loan servicing portfolio	$588,503	$605,040	$611,636	$564,856	$551,402	$484,628
Allowance for loan losses	$6,753	$7,864	$7,506	$7,172	$6,451	$5,690
Number of full service offices	19	18	18	17	17	17

(1)
Operating expenses as a percentage of the sum of net interest income and non-interest income, excluding real estate income and expenses, securities gains and losses, gains and losses on sale of loans, amortization of intangibles, mortgage servicing rights ("MSR") amortization, impairment of MSR and non-recurring items.

(2)	For comparative purposes, the December 2002 ratios have been annualized.

QUARTERLY RESULTS OF OPERATIONS
(in thousands except share data)

The following table presents certain selected unaudited data relating to results of operations for the three month periods ending on the dates indicated.

	Three Months Ended
Fiscal Year Ended December 31, 2005	March 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005
Total interest income	$10,773	$11,142	$11,504	$11,557
Total interest expense	4,703	4,791	5,071	5,252
Net interest income	6,070	6,351	6,433	6,305
Provision for loan losses	146	112	331	219
Net interest income after provision for loan losses	5,924	6,239	6,102	6,086
Gain on sale of loans	343	346	459	391
Other income	2,089	2,171	2,165	2,332
Other expense	6,345	6,567	6,303	6,361
Income before income taxes	2,011	2,189	2,423	2,448
Income tax provision	662	736	815	756
Net Income	$1,349	$1,453	$1,608	$1,692
Basic earnings per common share	$0.34	$0.37	$0.42	$0.44
Diluted earnings per common share	$0.33	$0.36	$0.41	$0.43
Cash dividends per share	$0.188	$0.188	$0.188	$0.188
Stock sales price range: High (1)	$26.10	$25.49	$25.45	$25.60
Low	$25.00	$24.00	$24.25	$24.28

	Three Months Ended
Fiscal Year Ended December 31, 2004	March 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004
Total interest income	$10,722	$10,634	$10,534	$10,856
Total interest expense	4,940	4,784	4,741	4,694
Net interest income	5,782	5,850	5,793	6,162
Provision for loan losses	246	35	1,887	(398)
Net interest income after provision for loan losses	5,536	5,815	3,906	6,560
Gain on sale of loans	683	939	435	594
Other income	1,709	1,918	1,681	1,724
Other expense	5,797	5,783	5,715	6,498
Income before income taxes	2,131	2,889	307	2,380
Income tax provision	744	975	(29)	854
Net Income	$1,387	$1,914	$336	$1,526
Basic earnings per common share	$0.32	$0.46	$0.08	$0.38
Diluted earnings per common share	$0.31	$0.45	$0.08	$0.37
Cash dividends per share	$0.188	$0.188	$0.188	$0.188
Stock sales price range: High (1)	$28.22	$27.17	$25.88	$25.75
Low	$26.00	$24.90	$24.46	$23.46

(1)	The Company's common stock trades on the NASDAQ National Market under the symbol "HOMF."

As of December 31, 2005, the Company had 423 holders of record of its shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS
This Annual Report contains statements, which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief, outlook, estimate or expectations of the Company (as defined below), its directors or its officers primarily with respect to future events and the future financial performance of the Company. Readers of this Annual Report are cautioned that any such forward looking statements are not guarantees of future events or performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Annual Report identifies important factors that could cause such differences. These factors include changes in interest rates, loss of deposits and loan demand to other financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, changes in the financial condition of issuers of the Company’s investments and borrowers, changes in the economic condition of the Company’s market area, increases in compensation and employee expenses, or unanticipated results in pending legal or regulatory proceedings.

The following financial information presents an analysis of the asset and liability structure of Home Federal Bancorp and a discussion of the results of operations for each of the periods presented in the Annual Report as well as a discussion of Home Federal Bancorp’s sources of liquidity and capital resources.

HOLDING COMPANY BUSINESS
Home Federal Bancorp (the “Company") is organized as a bank holding company authorized to engage in activities permissible for a financial holding company and owns all of the outstanding capital stock of HomeFederal Bank (the “Bank"). The business of the Bank and therefore, the Company, is providing consumer and business banking services to certain markets in the south-central portions of the State of Indiana. The Bank does business through 19 full service banking offices.

GENERAL
The Bank's earnings in recent years reflect the fundamental changes that have occurred in the regulatory, economic and competitive environment in which commercial banks operate. The Bank's earnings are primarily dependent upon its net interest income. Interest income is a function of the average balances of loans and investments outstanding during a given period and the average yields earned on such loans and investments. Interest expense is a function of the average amount of deposits and borrowings outstanding during the same period and the average rates paid on such deposits and borrowings. Net interest income is the difference between interest income and interest expense.

The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or reprice more rapidly, or on a different basis, than its interest-earning assets. While having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income or net losses during periods of rising interest rates, unless offset by other factors such as non-interest income. The Bank's net income is also affected by such factors as fee income and gains or losses on sale of loans.

OVERVIEW
In reviewing the Company’s performance in 2005 several factors contributed to the results for the year. The two primary areas of focus during 2005 were to improve the net interest margin and to improve credit quality. To improve net interest margin in the face of a rising interest rate environment, the Company focused on generating retail deposit growth and used this additional funding to repay higher cost Federal Home Loan Bank (FHLB) advances and wholesale deposits. During 2005, retail deposits grew $58.1 million while FHLB advances decreased $38.8 million and wholesale deposits decreased $40.5 million. By shifting funding to less costly retail deposits, the Company was able to minimize the increase in interest cost during 2005. The rate paid on interest bearing liabilities increased by 10 basis points during 2005 while the yield on interest earning assets increased by 32 basis points resulting in a 22 basis point increase in net interest margin to 3.22% for 2005. To improve credit quality, management focused on the resolution of two large commercial credits totaling $7.2 million which were originally classified as non-performing during the third quarter of 2004. The final disposition of assets related to the two large commercial loans occurred during the second quarter of 2005. As a result, total non-performing assets decreased $10.2 million or 69.0% to $4.6 million at December 31, 2005. Non-performing assets to total assets decreased to .54% at December 31, 2005 from 1.71% at December 31, 2004, while non-performing loans to total loans decreased to .70% at December 31, 2005 from 2.01% at December 31, 2004. The current non-performing asset ratios are more indicative of the historical quality of the loan portfolio.

Total other income increased $613,000 in 2005 due primarily to increases in deposit fees and investment advisory revenue. Deposit fees increased 16.5% for the year due to strong deposit account growth while investment advisory revenue increased 17.1% for the year due to increased production in established markets. In addition, retail brokerage revenue was enhanced in the fourth quarter through the acquisition of a book of business located on the south side of Indianapolis.

Total other expenses increased $1.8 million for 2005 in large part due to increased compensation expense and marketing expenses associated primarily with additional expansion in the two branch office locations on the south side of Indianapolis. The Company ended 2005 with $27.8 million in retail deposits in these locations - an increase of $17.6 million for the year.

In summary, the Company faces several challenges in 2006 and subsequent years. The major challenges for 2006 will be loan growth, the impact of the interest rate environment on net interest margins and the increasing cost of regulatory compliance. Loan growth has been a challenge in recent years. However, the two locations on the south side of Indianapolis provide opportunities for commercial and retail loan growth. With 2006 beginning with an inverted yield curve, there will continue to be pressure to maintain current levels of net interest margin. Thus, earning asset growth along with continued efforts to shift the balance sheet away from residential mortgage loans and wholesale funding sources toward commercial loans and retail deposits will have a major impact on net interest margins for 2006. Finally, the Company will closely monitor expenses in 2006, but costs associated with regulatory compliance - added personnel and system costs - are expected to continue to increase.

ASSET/LIABILITY MANAGEMENT
The Bank follows a program designed to decrease its vulnerability to material and prolonged increases in interest rates. This strategy includes 1) selling certain longer term, fixed rate loans from its portfolio; 2) increasing the origination of adjustable rate loans; 3) improving its interest rate gap by increasing the interest rate sensitivity by shortening the maturities of its interest-earning assets and extending the maturities of its interest-bearing liabilities; and 4) increasing its non-interest income.

A significant part of the Bank's program of asset and liability management has been the increased emphasis on the origination of adjustable rate and/or short-term loans, which include adjustable rate residential mortgages and construction loans, commercial loans, and consumer-related loans. The Bank continues to offer fixed rate residential mortgage loans. The Bank retains the servicing on most of the 15-year and 30-year loans sold, thereby increasing non-interest income. The proceeds of these loan sales are used to reinvest in other interest-earning assets or to repay wholesale borrowings.

The Bank continues to assess methods to stabilize interest costs and match the maturities of liabilities to assets. Retail deposit specials are competitively priced to attract deposits in the Bank’s market area. When retail deposit funds become unavailable due to competition, the Bank employs FHLB advances and brokered deposits to maintain the necessary liquidity to fund lending operations.

The Bank has endeavored to spread its maturities of FHLB advances over a three to five year period so that only a limited amount of advances comes due each year. This avoids a concentration of maturities in any one year and thus reduces the risk of having to renew all advances when rates may not be favorable.

The Bank applies early withdrawal penalties to protect the maturity and cost structure of its deposits and utilizes longer term fixed rate borrowings when the cost and availability permit the proceeds of such borrowings to be invested profitably.

INTEREST RATE SPREAD
The following table sets forth information concerning the Bank's interest-earning assets, interest-bearing liabilities, net interest income, interest rate spreads and net yield on average interest-earning assets during the periods indicated (including amortization of net deferred fees which are considered adjustments of yields). Average balance calculations were based on daily balances. (dollars in thousands)

	Year Ended			Year Ended			Year Ended
	Dec 2005			Dec 2004			Dec 2003

	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:
Residential mortgage loans	$185,815	$10,828	5.83%	$198,228	$10,926	5.51%	$219,059	$13,155	6.01%
Commercial real estate mortgages	217,251	13,697	6.30%	229,131	13,811	6.03%	221,860	13,927	6.28%
Home equities/ second mortgages	82,416	5,656	6.86%	77,868	5,439	6.98%	76,754	5,708	7.44%
Commercial loans	105,550	6,939	6.57%	99,294	5,544	5.58%	93,713	5,414	5.78%
Consumer loans	34,846	2,490	7.15%	34,437	2,652	7.70%	36,167	3,109	8.60%
Securities	131,046	4,652	3.55%	125,743	4,109	3.27%	123,273	3,932	3.19%
Interest-bearing deposits	23,299	714	3.06%	20,518	265	1.29%	30,567	357	1.17%
Total interest-earning assets (1)	$780,223	$44,976	5.76%	$785,219	$42,746	5.44%	$801,393	$45,602	5.69%

Interest-bearing liabilities:
Deposits
Transaction accounts	340,964	$2,981	0.87%	$314,519	$1,442	0.46%	$296,267	$2,060	0.70%
Certificate accounts	306,789	10,284	3.35%	303,917	9,390	3.09%	305,506	10,144	3.32%
FHLB advances	108,525	5,743	5.29%	141,210	7,627	5.40%	163,369	9,221	5.64%
Other borrowings	14,346	809	5.64%	15,127	700	4.63%	16,312	839	5.14%
Total interest-bearing liabilities	$770,624	$19,817	2.57%	$774,773	$19,159	2.47%	$781,454	$22,264	2.85%

Net Interest Income		$25,159			$23,587			$23,338

Net Interest Rate Spread			3.19%			2.97%			2.84%

Net Earning Assets	$9,599			$10,446			$19,939

Net Interest Margin (2)			3.22%			3.00%			2.91%

Average Interest-earning
Assets to Average
Interest-bearing Liabilities	101.25%			101.35%			102.55%

(1)	Average balances are net of non-performing loans.
(2)	Net interest income divided by the average balance of interest-earning assets.

RATE/VOLUME ANALYSIS
The following table sets forth the changes in the Bank's interest income and interest expense resulting from changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. Changes not solely attributable to volume or rate changes have been allocated in proportion to the changes due to volume or rate. (in thousands)

	Year Ended			Year Ended
	Dec 2005 vs. Dec 2004			Dec 2004 vs. Dec 2003
	Increase/(Decrease)			Increase/(Decrease)
	Due to Rate	Due to Volume	Total Change	Due to Rate	Due to Volume	Total Change
Interest Income on Interest-Earning Assets:
Residential mortgage loans	$1,038	$(1,136)	$(98)	$(1,033)	$(1,196)	$(2,229)
Commercial real estate loans	894	(1,008)	(114)	(656)	540	(116)
Home equities/second mortgages	(92)	309	217	(354)	85	(269)
Commercial loans	1,030	365	1,395	(169)	299	130
Consumer loans	(193)	31	(162)	(313)	(144)	(457)
Securities	365	178	543	97	80	177
Interest-bearing deposits	409	40	449	44	(136)	(92)
Total	3,451	(1,221)	2,230	(2,384)	(472)	(2,856)

Interest Expense on Interest-Bearing Liabilities:
Deposits - Transaction accounts	1,409	130	1,539	(754)	136	(618)
Certificate accounts	804	90	894	(701)	(53)	(754)
FHLB advances	(151)	(1,733)	(1,884)	(384)	(1,210)	(1,594)
Other borrowings	143	(34)	109	(81)	(58)	(139)
Total	2,205	(1,547)	658	(1,920)	(1,185)	(3,105)

Net Change in Net Interest Income	$1,246	$326	$1,572	$(464)	$713	$249

RESULTS OF OPERATIONS
Comparison of Year Ended December 31, 2005 and Year Ended December 31, 2004:

General
The Company reported net income of $6.1 million for the year ended December 31, 2005. This compared to net income of $5.2 million for the year ended December 31, 2004, representing an increase of $939,000 or 18.2%.

Net Interest Income
Net interest income increased $1.6 million, or 6.7%, for the year ended December 31, 2005, compared to the year ended December 31, 2004. The increase in net interest income was primarily due to the changing mix of the Bank’s interest earning assets and interest bearing liabilities. Total interest income for the year ended December 31, 2005, increased $2.2 million, or 5.2%, as compared to the year ended December 31, 2004. The average balance of total interest earning assets decreased $5.0 million for the year. However, this decrease was offset by a 32 basis point increase in yield on interest-earning assets for the year due primarily to the impact of rising interest rates throughout 2005. The balances of lower yielding residential mortgage loans and commercial real estate mortgage loans decreased $9.1 million and $20.1 million, respectively, while home equity loans increased $7.5 million. Total interest expense for the year ended December 31, 2005 increased $658,000, or 3.4%, as compared to the year ended December 31, 2004. The increase was due primarily to the impact of rising interest rates throughout 2005. During periods of rising interest rates, banks generally see rates on interest bearing liabilities increase more rapidly than rates on interest earning assets. However, during 2005, growth in retail deposits provided funds to repay higher cost wholesale funding sources. The continued growth in checking and money market accounts increased the balance of interest bearing transaction accounts $27.6 million while retail certificates of deposit increased $30.5 million for the year. The increase in retail deposits was used to pay down higher costing FHLB advances which decreased $38.8 million during the year ended December 31, 2005. As a result of the mix shift noted above along with rising interest rates during the year, the yield on interest earning assets increased 32 basis points for the year while the rate paid on interest bearing liabilities increased 10 basis points. The Company was able to minimize the increase in rates paid on interest bearing liabilities which resulted in an increase in net interest margin of 22 basis points to 3.22% for 2005.

Provision for Loan Losses
Provision for loan losses was $808,000 for the year ended December 31, 2005, a decrease of $962,000 from $1.8 million in 2004. The decrease in provision for loan losses resulted from the overall improvement in the credit quality of the loan portfolio as compared to the prior year. Non-performing assets to total assets decreased to .54% at December 31, 2005 from 1.71% at December 31, 2004 and nonperforming loans to gross loans decreased to .70% at December 31, 2005 from 2.01% at December 31, 2004. During 2004, two large commercial loans totaling $7.2 million were classified as non-performing and additional provision for loan losses was recorded to cover anticipated losses on these loans. The final disposition of these two commercial loans occurred during 2005 and there was no significant impact of these loans on the provision for loan losses during 2005.

Other Income
Other income was $10.3 million for the year ended December 31, 2005, an increase of $613,000, or 6.3%, compared to the year ended December 31, 2004. The increase in other income was due primarily to increases in deposit service fees and investment advisory revenue. Total deposit fees increased $486,000 or 16.5% during 2005 due primarily to growth in transaction accounts for the year. Total investment advisory revenue increased $311,000 or 17.1% during 2005 due primarily to increased retail brokerage fee income. During 2005, retail brokerage fee income increased $132,000 or 13.4% due to increased production in established markets along with fee income from a book of business acquired in the Indianapolis market during the fourth quarter. Retail brokerage fee income is anticipated to increase during 2006 as fee income from the newly acquired book of business was only included in the results for two months of 2005. In addition, income from joint ventures increased $271,000 to $443,000 for 2005. Sales results from these projects were stronger in 2005 resulting in the increased income. However, due to the current status of the remaining projects along with the requirement for the Bank to divest of any remaining investments in joint venture projects by the end of 2006, income from these projects is expected to decrease in 2006.

During 2005, fee income associated with mortgage banking activities has fluctuated significantly as compared to 2004. Mortgage banking fee income is comprised of two primary sources - gain on sale of loans originated and sold in the secondary market and loan servicing income. Gain on sale of loans was $1.5 million for the year ended December 31, 2005, a decrease of $1.1 million or 41.9%, compared to the year ended December 31, 2004. The decrease is due primarily to significantly lower levels of mortgage originations in 2005 compared to 2004. Mortgage loan origination levels during the first half of 2004 were inflated by higher levels of refinance activity due to historically low interest rate levels. Loan servicing income was $1.4 million for the year ended December 31, 2005, an increase of $700,000 or 107.0%, compared to the year ended December 31, 2004. The primary reason for the increase in loan servicing fees related to the timing and fluctuation in the impairment charge/recovery. The originated mortgage servicing rights asset is reviewed for impairment each quarter. The impairment charge is the recognition of the change in the value of mortgage servicing rights that result from changes in interest rates and loan prepayment speeds. For 2005, the impairment recovery was $549,000 compared to $95,000 in 2004. The remaining balance of impairment reserve at December 31, 2005 was $425,000. Future impairment charges or recoveries will depend on future interest rate changes and the effect that they have on prepayment speeds. If rates decline, there may be more impairment charges; if rates rise, impairment charges previously recorded may be recovered.

Other Expenses
Other expenses totaled $25.6 million for the year ended December 31, 2005, an increase of $1.8 million or 7.5%, compared to the year ended December 31, 2004. The expense increases were primarily related to compensation and employee benefits, occupancy and equipment, and marketing. Compensation and employee benefits increased $1.1 million due to personnel cost associated with staffing of new branch office locations on the south side of Indianapolis and increased expenses related to the Bank’s pension plans. Occupancy and equipment expenses increased $513,000 due to the addition of a new branch office on the south side of Indianapolis and costs associated with the relocation of the Company’s operations center to a new facility during 2005. Marketing expense increased $392,000 due primarily to additional amounts spent to promote new branch offices on the south side of Indianapolis and to promote the free checking product. Miscellaneous expenses decreased $298,000 due primarily to a reduction in professional fees. In the prior year, non-recurring professional fees were incurred to assist in the implementation, documentation and testing related to compliance with requirements of Sarbanes Oxley legislation.

RESULTS OF OPERATIONS
Comparison of Year Ended December 31, 2004 and Year Ended December 31, 2003:

General
The Company reported net income of $5.2 million for the year ended December 31, 2004. This compared to net income of $9.6 million for the year ended December 31, 2003, representing a decrease of $4.5 million or 46.5%.

Net Interest Income
Net interest income increased $249,000, or 1.1%, for the year ended December 31, 2004, compared to the year ended December 31, 2003. The increase in net interest income was primarily due to the changing mix of the Bank’s average assets and liabilities. Total interest income for the year ended December 31, 2004, decreased $2.9 million, or 6.3%, as compared to the year ended December 31, 2003. The decrease in interest income was due primarily to the 25 basis point decrease in yield on interest-earning assets for the year ended December 31, 2004 as compared to the prior year. In addition, the increase in non-performing loans contributed to the decline in net interest income. Total interest expense for the year ended December 31, 2004 decreased $3.1 million, or 14.0%, as compared to the year ended December 31, 2003. This decrease was due to a 38 basis point decrease in the cost of interest-bearing liabilities for the year ended December 31, 2004 as compared to the prior year. The continued growth in checking and money market accounts increased the average balance of lower cost interest bearing transaction accounts $18.3 million. The average balance of higher cost FHLB advances decreased $22.2 million as retail deposits were used to repay advances during the year. The result of the balance sheet mix was a 9 basis point increase in net interest margin as a result of the cost of interest-bearing liabilities declining more rapidly than the yield on assets. As the Federal Reserve raised short term interest rates in 2004, it had the effect of slowing the decline in yields of interest-bearing assets while the cost of interest-bearing liabilities continued to decline because of longer term liabilities maturing and repricing at what were still relatively low rates.

Provision for Loan Losses
Provision for loan losses was $1.8 million for the year ended December 31, 2004, an increase of $502,000 from $1.3 million in 2003. The increase in the provision from loan losses during 2004 resulted primarily for the deterioration in asset quality of two commercial loans totaling $7.2 million.

Other Income
Other income was $9.7 million for the year ended December 31, 2004, a decrease of $5.0 million, or 34.0%, compared to the year ended December 31, 2003. This decrease was due primarily to a decrease of $5.0 million in gain on sale of loans that was due to reduced loan originations and reduced loan sales. The year ended December 31, 2003 was a record year for the Company in both loan originations and sale of loans. The reduction in originations and sales of loans during 2004 was due to a slightly higher loan rate environment in 2004 that reduced loan refinancing activity, as fewer homeowners had mortgages with rates higher than prevailing market rates. Additional increases in service fees on deposit accounts, loan servicing income, and investment advisory revenue were offset by decreases in income from joint ventures. The joint venture income decreased because of a large gain on a project sale in 2003 which did not recur in 2004.

Other Expenses
Other expenses totaled $23.8 million for the year ended December 31, 2004, an increase of $1.7 million, or 7.7%, compared to the year ended December 31, 2003. The expense increase was primarily related to compensation and employee benefits. Compensation and employee benefits increased $1.3 million due to various factors including increased staffing, normal salary increases, and increased expenses related to the Bank’s pension plans. The amount of contra personnel expense deferred in loan origination costs decreased $1.0 million compared to the prior year which had the effect of raising compensation expense by the same amount. The reduced loan activity in 2004 caused the decrease in the amount of deferred loan origination costs. The decrease in contra personnel expense was partially offset by reduced loan commissions of approximately $479,000. Occupancy and equipment expense increased due to increased technology expenditures and the opening of a new branch on the south side of Indianapolis.

For the year ended December 31, 2004, miscellaneous expenses increased $151,000. Included in these expenses were professional fees of $598,000 associated with the required implementation of Sarbanes Oxley legislation. Approximately $406,000 were one time costs associated with the initial implementation of Sarbanes Oxley.

FINANCIAL CONDITION
The Company's total assets decreased $17.6 million to $850.7 million at December 31, 2005, from $868.2 million at December 31, 2004. Total loans decreased $20.9 million due to a $29.2 million decrease in commercial and residential mortgage loans partially offset by a $7.5 million increase in home equity loans. The decrease in commercial real estate loans resulted from efforts to improve credit quality which resulted in some large loans being refinanced by other institutions in addition to prepayment on a few large projects that were completed more quickly than anticipated. The decrease in residential mortgage loans resulted from customer preference for fixed rate mortgage loans during the recent low interest rate environment. As the Bank sells fixed rate mortgage loans, the balances in the portfolio declined during the year as new adjustable rate mortgage originations did not keep pace with repayments of existing loans. Total retail deposits increased $58.1 million compared to December 31, 2004. The increase in retail deposits was comprised of a $6.1 million increase in non-interest bearing checking accounts, a $21.5 million increase in interest bearing transaction accounts and a $30.5 million increase in consumer certificates of deposit. The increase in retail deposits has been used to pay down higher cost wholesale deposits and FHLB advances, which have declined $40.5 million and $38.8 million respectively during the year.

Shareholders’ equity decreased $4.3 million to $73.0 million. During 2005, the Company repurchased 321,400 shares representing approximately 8.0% of shares outstanding at a total cost of $8.1 million.

INTEREST RATE SENSITIVITY
Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Interest rate sensitivity for the Company is a result of repricing, option, and basis risks. Repricing risk represents timing mismatches in the Company’s ability to alter contractual rates earned on financial assets or paid on liabilities in response to changes in market interest rates. For example, if interest-bearing liabilities reprice or mature more quickly than interest-earning assets, an increase in market rates could adversely affect net interest income. Conversely, if interest-bearing liabilities reprice or mature more quickly than interest-earning assets, a decrease in market rates could positively affect net interest income. Option risk arises from embedded options present in many financial instruments such as loan prepayment options and deposit early withdrawal options. These provide customers opportunities to take advantage of directional changes in rates, which could have an adverse impact on the Company’s net interest income. Basis risk refers to the potential for changes in the underlying relationship between market rates or indices, which subsequently result in a narrowing of the spread earned on a loan or investment relative to its cost of funds.

Net interest income represents the Company’s principal component of income. Consistency of the Company’s net interest income is largely dependent upon the effective management of interest rate risk. The Company has established risk measures, limits and policy guidelines in its Interest Rate Risk Management Policy. The responsibility for management of interest rate risk resides with the Company’s Asset/Liability Committee, (“ALCO”), with oversight by the Board of Directors. The Company uses an earnings simulation analysis that measures the sensitivity of net interest income to various interest rate movements. The base-case scenario is established using current interest rates. The comparative scenarios assume an immediate parallel shock in increments of 100 basis point rate movements. The interest rate scenarios are used for analytical purposes and do not necessarily represent management’s view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the Company. Modeling the sensitivity of earnings to interest rate risk is highly dependent on numerous assumptions embedded in the model. These assumptions include, but are not limited to, management’s best estimates of the effect of changing interest rates on the prepayment speeds of certain assets and liabilities, projections for activity levels in each of the product lines offered by the Company and historical behavior of deposit rates and balances in relation to changes in interest rates. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions. The Company’s 12-month net interest income sensitivity profile as of fiscal year-end December 31, 2005 is as follows:

Changes in Rates	Net Interest Income % Change
+ 300 basis points	3.14
+ 200 basis points	2.63
+ 100 basis points	1.05
- 100 basis points	(2.14)
- 200 basis points	(4.26)
- 300 basis points	(5.79)

ASSET QUALITY
In accordance with the Company's classification of assets policy, management evaluates the loan and investment portfolio each month to identify substandard assets that may contain the potential for loss. In addition, management evaluates the adequacy of its allowance for possible loan losses.

NON-PERFORMING ASSETS
The following table sets forth information concerning non-performing assets of the Bank. Real estate owned includes property acquired in settlement of foreclosed loans that is carried at net realizable value. (dollars in thousands)

As Of	Dec 2005	Dec 2004	Dec 2003	Dec 2002	June 2002
Non-accruing loans:
Residential mortgages	$1,656	$1,249	$832	$1,749	$795
Commercial real estate mortgages	212	5,633	247	137	96
Home equities/second mortgages	308	410	591	606	740
Commercial	754	2,094	647	566	461
Consumer	140	149	182	206	189
Total	3,070	9,535	2,499	3,264	2,281
Accruing loans:
Residential mortgages	456	168	1,125	1,166	1,094
Commercial	-	-	5	-	-
Consumer	-	-	-	-	16
Total	456	168	1,130	1,166	1,110
Troubled debt restructured	809	3,141	258	316	374
Total non-performing loans	4,335	12,844	3,887	4,746	3,765
Real estate owned	271	2,019	1,739	1,472	2,239

Total Non-Performing Assets	$4,606	$14,863	$5,626	$6,218	$6,004
Non-performing assets to total assets	0.54%	1.71%	0.66%	0.70%	0.70%
Non-performing loans to loans	0.70%	2.01%	0.60%	0.71%	0.57%
Allowance for loan losses to non-performing loans	155.78%	61.23%	193.11%	151.12%	171.34%

In addition, at December 31, 2005 and 2004, there were $14.8 million and $19.6 million, respectively, in current performing loans that were classified as special mention or substandard for which potential weaknesses exist, which may result in the future inclusion of such items in the non-performing category.

Total non-performing assets decreased $10.3 million to $4.6 million at December 31, 2005. This decrease resulted from an $8.5 million decrease in non-performing loans and from a decrease of $1.8 million in real estate owned. The decrease in non-performing loans related primarily to two commercial loans that are discussed in the following Allowance for Loan Losses section. These two loans totaled $7.2 million.

ALLOWANCE FOR LOAN LOSSES
The provision for loan losses for the fiscal year ended December 31, 2005 was $808,000, which resulted in an allowance for loan losses balance of $6.8 million as of December 31, 2005 as compared to $7.9 million as of December 31, 2004. The decrease to the allowance for loan losses resulted from the final disposition during the second quarter of 2005 of two large commercial loans which were classified as non-performing in 2004. A portion of the charge offs related to the two large commercial loans was recorded in 2005; however, these amounts had been provided for in the previous year. Therefore, there was no significant impact of these loans on the provision for loan losses during 2005.

The allowance for loan losses as a percentage of total loans decreased to 1.09% at December 31, 2005 from 1.23% at December 31, 2004. The reduction in this ratio is representative of the improvement in the overall credit quality of the loan portfolio. The improvement in credit quality is best reflected by the reduction in total non-performing assets. As a result of the decrease in non-performing assets, the Bank’s asset quality ratios reflected in the table above have returned to historical levels.

The following table sets forth an analysis of the allowance for possible loan losses.

As Of	Dec 2005	Dec 2004	Dec 2003	Dec 2002	June 2002
Balance at beginning of period	$7,864	$7,506	$7,172	$6,451	$5,690
Provision for loan losses	808	1,770	1,268	1,221	1,423
Loan charge-offs:
Residential mortgages	(264)	(88)	(176)	(74)	(137)
Commercial real estate mortgages	(893)	(28)	(60)	-	(86)
Home equities/second mortgages	(158)	(136)	(163)	(44)	(138)
Commercial	(422)	(993)	(255)	(240)	(38)
Consumer	(311)	(279)	(425)	(186)	(331)
Total charge-offs	(2,048)	(1,524)	(1,079)	(544)	(730)
Recoveries:
Residential mortgages	10	16	28	18	3
Commercial real estate mortgages	42	9	-	-	-
Home equities/second mortgages	1	2	-	-	1
Commercial	26	51	65	1	8
Consumer	50	34	52	25	56
Total recoveries	129	112	145	44	68
Net charge-offs	(1,919)	(1,412)	(934)	(500)	(662)

Balance at end of period	$6,753	$7,864	$7,506	$7,172	$6,451
Net charge-offs to average loans	0.31%	0.22%	0.14%	0.08%	0.10%
Allowance balance to total loans	1.09%	1.23%	1.16%	1.08%	1.01%

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
The following table indicates the portion of the loan loss reserve management has allocated to each loan type at December 31, 2005: (dollars in thousands)

Loan type	Allowance
Residential mortgages	$1,858
Commercial real estate	1,718
Home equities/second mortgages	567
Commercial other	1,813
Consumer loans	797
Total allowance for loan losses	$6,753

LIQUIDITY AND CAPITAL RESOURCES
The Bank maintains its liquid assets at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. Cash for these purposes is generated through the sale or maturity of securities and loan prepayments and repayments, and may be generated through increases in deposits or borrowings. Loan payments are a relatively stable source of funds, while deposit flows are influenced significantly by the level of interest rates and general money market conditions.

Borrowings may be used to compensate for reductions in other sources of funds such as deposits. As a member of the FHLB System, the Bank may borrow from the FHLB of Indianapolis. At December 31, 2005, the Bank had $86.6 million in borrowings from the FHLB of Indianapolis. As of that date, the Bank had commitments of approximately $135.9 million to fund lines of credit and undisbursed portions of loans in process, loan originations of approximately $19.2 million, letters of credit of $4.0 million, and commitments to sell loans of $12.9 million. In the opinion of management, the Bank has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

The Bank's liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. During the fiscal year ended December 31, 2005, there was a net increase of $1.4 million in cash and cash equivalents. The major uses of cash during the year were: originations of mortgages held for sale of $97.7 million; purchases of investment and mortgage-backed securities of $37.7 million; and repayment of FHLB advances of $52.8 million. The major sources of cash provided during the year included $97.1 million from selling fixed rate mortgage loans primarily to Federal National Mortgage Association (“FNMA”) and Federal Home Loan Mortgage Corporation (“FHLMC”); maturities and sales of investment securities of $36.4 million; and increases in deposits of $17.2 million.

SIGNIFICANT COMMITMENTS
In the normal course of business, the Bank is a party to various activities that contain credit and market risk that are not reflected in the financial statements. Such activities include commitments to extend credit, selling loans, borrowing funds, and standby letters of credit. Commitments or extend credit, including loan commitments and standby letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. Commitments are summarized as follows: (in thousands)

CONTRACTUALLY OBLIGATED PAYMENTS AND OTHER COMMITMENTS

	Less Than 1 year	1-3 years	4-5 years	Greater Than 5 years	Total
Contractually obligated payments due by period:
Certificates of Deposits	$174,398	$96,426	$24,991	$3,875	$299,690
Long Term Debt	32,403	21,100	27,492	19,880	100,875
Purchase obligations	219	445	424	1,289	2,377
Commitments to extend credit:
Commercial	75,368	-	-	-	75,368
Residential real estate	19,159	-	-	-	19,159
Revolving home equity lines of credit	58,818	-	-	-	58,818
Other	1,754	-	-	-	1,754
Standby letters of credit	3,991	-	-	-	3,991
Commitments to sell loans:
Mortgage	6,439	-	-	-	6,439
Commercial	6,413	-	-	-	6,413
Total	$378,962	$117,971	$52,907	$25,044	$574,884

Commitments to borrow or extend credit, including loan commitments and standby letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

OFF-BALANCE SHEET ARRANGEMENTS
The term “off-balance sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets. The Company does not have any off-balance sheet arrangements with unconsolidated entities that have or are reasonably likely to have a current or future effect on the Company’s financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

JOINT VENTURES
The Company has invested in joint ventures through its subsidiaries, Home Savings Corporation (“HSC”) and HomeFed Financial Corp. On December 31, 2001, the Bank changed its charter from a Federal savings bank charter to an Indiana commercial bank charter. Commercial banks are not permitted to participate in real estate development joint ventures. HSC is a partner in three real estate development joint ventures for which exit strategies have been either developed, or are currently being developed. The Company, as mandated by its charter change, is in the process of divesting itself of these investments by December 31, 2006. The investments are accounted for by the equity method.

DERIVATIVE FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 133, (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts requires all derivatives, whether designated as a hedge, or not, to be recorded on the balance sheet at fair value. The Company designates its fixed rate and variable rate interest rate swaps as fair value and cash flow hedge instruments, respectively. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative are recognized in earnings. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative are recorded in accumulated other comprehensive income (“OCI”), net of income taxes. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. See Note 1 for further discussion of derivative financial instruments.

IMPACT OF INFLATION
The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of commercial banks such as the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the price of goods and services. In the current interest rate environment, liquidity, maturity structure and quality of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

NEW ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards No. 123 - R, (“SFAS 123-R”), Revised 2004, is effective as of the beginning of the first interim or annual reporting period of the registrants’ first fiscal year beginning on or after June 15, 2005. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Management does not believe the adoption of SFAS No. 123 - R will have a material effect on its consolidated financial statements.

Emerging Issues Task Force, (“EITF”), Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” provides guidance for determining when an investment is considered impaired (when fair value is less than cost), for evaluating whether impairment is other-than-temporary, and, if other-than-temporary, requiring recognition of an impairment loss equal to the difference between the investment's cost and its fair value.   Generally, an impairment is considered other-than-temporary unless:  (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value equal to (or more than) the cost of the investment; and (b) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.  The Financial Accounting Standards Board, (“FASB”), delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 - 20 of EITF Issue 03-1 by FASB Staff Position, (“FSP”), EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," posted September 30, 2004. The delay of the effective date for paragraphs 10-20 will be superseded concurrent with the final issuance of proposed FSP EITF Issue 03-1-a, "Implication Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.“ Gross unrealized losses on available for sale securities and held to maturity securities were $2,863,000 and $21,000, respectively, at December 31, 2005.  Management has determined the adoption of EITF 03-1 and FSP EITF Issue 03-1-1 did not have a material effect on its consolidated financial statements.

FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, was posted November 3, 2005. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Management has determined the adoption of FSP Nos. FAS 115-1 and FAS 124-1 did not have a material effect on its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES
The notes to the consolidated financial statements contain a summary of the Company’s significant accounting policies. Certain of these policies are critical to the portrayal of the Company’s financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include a determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Allowance for Loan Losses
A loan is considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the loan’s observable market price or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses. Loan losses are charged against the allowance when management believes the loans are uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company’s methodology for assessing the appropriate allowance level consists of several key elements, as described below.

All delinquent loans that meet regulatory requirements are included on the Asset Watch List. The Asset Watch List is reviewed quarterly by the Asset Watch Committee for any classification beyond the regulatory rating based on a loan’s delinquency.

Commercial and commercial real estate loans are individually risk rated pursuant to the loan policy. Homogeneous loans such as consumer and residential mortgage loans are not individually risk rated by management. They are risk rated based on historical portfolio data that management believes will provide a good basis for the loans' quality. For all loans not listed individually on the Asset Watch List, historical loss rates based on the last four years are the basis for developing expected charge-offs for each pool of loans.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Company’s credit review function.

Finally, a portion of the allowance is maintained in recognition of the inherent inability to precisely determine the loss potential based on factors such as current economic conditions, trends in the Company’s loan portfolio delinquency, losses and recoveries, level of under performing and nonperforming loans, and concentrations of loans in any one industry.

Valuation of Mortgage Servicing Rights
The Company recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and MSR’s based on the relative fair values of each. MSR’s are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. MSR’s are evaluated for impairment based on the fair value of those rights. The Company uses a present value cash flow valuation model to establish the fair value of the MSR’s. Factors included in the calculation of fair value of the MSR’s include estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the MSR’s, resulting in different valuations of the MSR’s. The differing valuations will affect the carrying value of the MSR’s on the balance sheet as well as the income recorded from loan servicing in the income statement.

Management's Assessment as to the Effectiveness of Internal Control over Financial Reporting

The management of Home Federal Bancorp is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13A-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by a company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of  the company are being made only in accordance with authorizations of management and directors of the company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has issued an audit report on our assessment of the Company’s internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Home Federal Bancorp
Columbus, Indiana

We have audited management’s assessment, included in the accompanying Management’s Assessment as to the Effectiveness of Internal Control over Financial Reporting that Home Federal Bancorp and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2005, and our report dated February 28, 2006 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Indianapolis, Indiana
February 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Home Federal Bancorp
Columbus, Indiana

We have audited the accompanying consolidated balance sheets of Home Federal Bancorp and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Home Federal Bancorp and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Indianapolis, Indiana
February 28, 2006

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	Dec 2005	Dec 2004
Assets:
Cash	$30,642	$24,729
Interest-bearing deposits	23,094	27,591
Total cash and cash equivalents	53,736	52,320
Securities available for sale at fair value (amortized cost $126,146 and $125,086)	123,351	124,790
Securities held to maturity at amortized cost (fair value $1,796 and $1,801)	1,806	1,779
Loans held for sale (fair value $4,859 and $2,653)	4,795	2,617
Loans receivable, net of allowance for loan losses of $6,753 and $7,864	608,556	629,490
Investments in joint ventures	2,486	3,550
Federal Home Loan Bank stock	9,965	9,965
Accrued interest receivable, net	3,942	3,700
Premises and equipment, net	17,781	15,855
Real estate owned	271	2,019
Prepaid expenses and other assets	9,351	8,909
Cash surrender value of life insurance	12,919	11,818
Goodwill, net	1,695	1,395
Total Assets	$850,654	$868,207

Liabilities and Shareholders' Equity:
Liabilities:
Deposits	$657,339	$640,181
Federal Home Loan Bank advances	86,633	125,446
Senior debt	14,242	14,242
Other borrowings	166	211
Advance payments by borrowers for taxes and insurance	121	48
Accrued expenses and other liabilities	19,115	10,715
Total liabilities	777,616	790,843

Commitsments and contingencies

Shareholders' equity
No par preferred stock; Authorized: 2,000,000 shares
Issued and outstanding: None
No par common stock; Authorized: 15,000,000 shares
Issued and outstanding: 3,815,657 and 4,027,991	15,152	13,514
Retained earnings, restricted	59,723	64,138
Accumulated other comprehensive loss, net	(1,837)	(288)
Total shareholders' equity	73,038	77,364
Total Liabilities and Shareholders' Equity	$850,654	$868,207

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
(in thousands except per share data)
	Year Ended	Year Ended	Year Ended
	Dec 2005	Dec 2004	Dec 2003
Interest Income:
Loans receivable	$39,610	$38,372	$41,313
Securities available for sale and held to maturity	4,652	4,109	3,932
Other interest income	714	265	357
Total interest income	44,976	42,746	45,602
Interest Expense:
Deposits	13,265	10,832	12,204
Advances from Federal Home Loan Bank	5,743	7,627	9,221
Other borrowings	809	700	839
Total interest expense	19,817	19,159	22,264
Net interest income	25,159	23,587	23,338
Provision for loan losses	808	1,770	1,268
Net interest income after provision for loan losses	24,351	21,817	22,070
Other Income:
Gain on sale of loans	1,539	2,651	7,628
Gain (loss) on sale of securities available for sale	-	-	(83)
Income from joint ventures	443	172	668
Insurance, annuity income, other fees	2,134	1,823	1,677
Service fees on checking accounts	3,436	2,950	2,715
Net gain on real estate owned	123	211	197
Loan servicing income, net of impairments	1,354	654	575
Miscellaneous	1,267	1,222	1,301
Total other income	10,296	9,683	14,678
Other Expenses:
Compensation and employee benefits	14,502	13,419	12,110
Occupancy and equipment	3,679	3,166	3,027
Service bureau expense	1,103	1,008	957
Federal insurance premium	88	90	95
Marketing	1,110	718	655
Miscellaneous	5,094	5,392	5,241
Total other expenses	25,576	23,793	22,085
Income before income taxes	9,071	7,707	14,663
Income tax provision	2,969	2,544	5,020
Net Income	$6,102	$5,163	$9,643

Basic Earnings per Common Share	$1.57	$1.25	$2.26
Diluted Earnings per Common Share	$1.53	$1.21	$2.15

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands except share data)

	Shares Outstanding	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance at December 2002	4,228,859	$9,184	$68,156	$454	$77,794

Comprehensive income:
Net income			9,643		9,643
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect				(687)	(687)
Change in fair value of cash flow hedge, net of tax				203	203
Total comprehensive income					9,159
Stock options exercised	224,346	3,128			3,128
Stock repurchased	(140,400)	(209)	(3,366)		(3,575)
Tax benefit related to exercise of non-qualified stock options		513			513
Cash dividends ($.700 per share)			(2,997)		(2,997)

Balance at December 2003	4,312,805	12,616	71,436	(30)	84,022

Comprehensive income:
Net income			5,163		5,163
Change in unrealized loss on securities available for sale, net of reclassification adjustment and tax effect				(449)	(449)
Change in fair value of cash flow hedge, net of tax				191	191
Total comprehensive income					4,905
Stock options exercised	83,485	1,293			1,293
Stock repurchased	(368,299)	(549)	(9,404)		(9,953)
Tax benefit related to exercise of non-qualified stock options		154			154
Cash dividends ($.750 per share)			(3,057)		(3,057)

Balance at December 2004	4,027,991	13,514	64,138	(288)	77,364

Comprehensive income:
Net income			6,102		6,102
Change in unrealized loss on securities available for sale, net of reclassification adjustment and tax effect				(1,637)	(1,637)
Change in fair value of cash flow hedge, net of tax				88	88
Total comprehensive income					4,553
Stock options exercised	109,066	1,846			1,846
Stock repurchased	(321,400)	(478)	(7,608)		(8,086)
Tax benefit related to exercise of non-qualified stock options		270			270
Cash dividends ($.750 per share)			(2,909)		(2,909)
Balance at December 2005	3,815,657	$15,152	$59,723	$(1,837)	$73,038

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended	Year Ended	Year Ended
	Dec 2005	Dec 2004	Dec 2003
Cash Flows From Operating Activities:
Net income	$6,102	$5,163	$9,643
Adjustments to reconcile net income to net cash from operating activities:
Accretion of discounts, amortization and depreciation	1,808	2,161	2,212
Provision for loan losses	808	1,770	1,268
Net gain from sale of loans	(1,539)	(2,651)	(7,628)
Net (gain) loss from sale of securities available for sale	-	-	83
Income from joint ventures and net gain from real estate owned	(566)	(384)	(865)
Net loan fees recognized	(216)	(79)	(22)
Proceeds from sale of loans held for sale	97,079	143,661	381,900
Origination of loans held for sale	(97,717)	(137,355)	(349,984)
Increase in accrued interest and other assets	(1,177)	(1,522)	(2,805)
Increase (decrease) in other liabilities	7,713	(370)	336
Net Cash From Operating Activities	12,295	10,394	34,138

Cash Flows From Investing Activities:
Net principal received on loans	22,062	8,607	7,570
Proceeds from:
Maturities/Repayments of:
Securities held to maturity	461	523	1,304
Securities available for sale	25,895	26,266	131,136
Sales of:
Securities available for sale	10,048	23,256	40,078
Real estate owned and other asset sales	1,706	1,422	2,328
Purchases of:
Loans	(1,720)	(9,116)	(10,605)
Securities available for sale	(37,208)	(51,998)	(182,214)
Securities held to maturity	(490)	(471)	(100)
Investment in joint ventures, net	1,507	2,124	1,877
Investment in cash surrender value of life insurance	(655)	-	-
Acquisition of property and equipment	(2,353)	(3,400)	(2,557)
Net Cash From Investing Activities	19,253	(2,787)	(11,183)

Cash Flows From Financing Activities:
Net increase (decrease) in deposits	17,158	51,515	(20,443)
Proceeds from advances from Federal Home Loan Bank	14,000	19,500	14,700
Repayment of advances from Federal Home Loan Bank	(52,813)	(48,350)	(32,039)
Net decrease from overnight borrowings	(45)	(413)	(1,243)
Common stock options exercised, net of fractional shares paid	1,846	1,293	3,128
Repurchase of common stock	(8,086)	(9,953)	(3,575)
Payment of dividends on common stock	(2,192)	(3,057)	(2,997)
Net Cash From Financing Activities	(30,132)	10,535	(42,469)
Net increase (decrease) in cash and cash equivalents	1,416	18,142	(19,514)
Cash and cash equivalents, beginning of period	52,320	34,178	53,692
Cash and Cash Equivalents, End of Period	$53,736	$52,320	$34,178
Supplemental Information:
Cash paid for interest	$19,955	$19,207	$22,398
Cash paid for income taxes	$2,236	$1,939	$5,840
Assets acquired through foreclosure	$1,262	$2,086	$3,606
Goodwill and identifiable intangible assets	$400	$-	$-
Real estate owned transferred to property and equipment, net	$1,173	$-	$-
Dividends payable	$717	$-	$-

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2005, 2004 And 2003

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Home Federal Bancorp (the “Company") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. A summary of the more significant accounting policies follows:

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, HomeFed Financial Corp. and HomeFederal Bank (the “Bank") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Description of Business
The Company is a bank holding company. The Bank provides financial services to south-central Indiana through its main office in Columbus and 18 other full service banking offices.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates most susceptible to change in the near term include the allowance for loan losses, the valuation of mortgage servicing rights, the valuation of investments in joint ventures and the fair value of securities.

Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Securities
Securities are required to be classified as held to maturity, available for sale or trading. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale. Only those securities classified as held to maturity are reported at amortized cost, with those available for sale and trading reported at fair value with unrealized gains and losses included in shareholders' equity or income, respectively. Premiums and discounts are amortized over the contractual lives of the related securities using the level yield method. Gain or loss on sale of securities is based on the specific identification method.

Loans Held for Sale
Loans held for sale consist of fixed rate mortgage loans conforming to established guidelines and held for sale to the secondary market. Mortgage loans held for sale are carried at the lower of cost or fair value determined on an aggregate basis. Gains and losses on the sale of these mortgage loans are included in other income.

Mortgage Servicing Rights
The Company recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and MSR’s, based on the relative fair values of each. MSR’s are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. MSR’s are evaluated for impairment based on the fair value of those rights. The Company uses a present value cash flow valuation model to establish the fair value of the MSR’s. Factors included in the calculation of fair value of the MSR’s include estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the MSR’s, resulting in different valuations of the MSR’s. The differing valuations will affect the carrying value of the MSR’s on the balance sheet as well as the income recorded from loan servicing in the income statement.

Loans
Interest on real estate, commercial and installment loans is accrued over the term of the loans on a level yield basis. The recognition of interest income is discontinued when, in management’s judgment, the interest will not be collectible in the normal course of business.

Loan Origination Fees
Nonrefundable origination fees, net of certain direct origination costs, are deferred and recognized as a yield adjustment over the life of the underlying loan. Any unamortized fees on loans sold are credited to gain on sale of loans at the time of sale.

Uncollected Interest
An allowance for the loss of uncollected interest is generally provided on loans which are more than 90 days past due. The only loans which are 90 days past due and do not have an allowance for the loss of interest, are loans where the Bank is guaranteed reimbursement of interest by either a mortgage insurance contract or by a government agency. If neither of these criteria is met, an allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

Allowance for Loan Losses
A loan is considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the loan’s observable market price or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses. Loan losses are charged against the allowance when management believes the loans are uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company’s methodology for assessing the appropriate allowance level consists of several key elements, as described below.

All delinquent loans that meet regulatory requirements are included on the Asset Watch List. The Asset Watch List is reviewed quarterly by the Asset Watch Committee for any classification beyond the regulatory rating based on the loans' delinquency.

Commercial and commercial real estate loans are individually risk rated pursuant to the loan policy. Homogeneous loans such as consumer and residential mortgage loans are not individually risk rated by management. They are risk rated based on historical portfolio data that management believes will provide a good basis for the loans' quality. For all loans not listed individually on the Asset Watch List, historical loss rates based on the last four years are the basis for developing expected charge-offs for each pool of loans.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Company’s credit review function.

Finally, a portion of the allowance is maintained in recognition of the inherent inability to precisely determine the loss potential based on factors such as current economic conditions, trends in the Company’s loan portfolio delinquency, losses and recoveries, level of under performing and nonperforming loans, and concentrations of loans in any one industry.

Real Estate Owned
Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure and is recorded at the lower of fair value or carrying amount. When property is acquired, it is recorded at net realizable value at the date of acquisition, with any resulting write-down charged against the allowance for loan losses. Any subsequent deterioration of the property is charged directly to real estate owned expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the properties are charged to expense.

Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over estimated useful lives that range from three to thirty-nine years.

Derivative Financial Instruments
Statement of Financial Accounting Standards, (“SFAS”), No. 133, “Accounting for Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The Company records all derivatives, whether designated as a hedge, or not, on the balance sheet at fair value. The Company designates its fixed rate and variable rate interest rate swaps as fair value and cash flow hedge instruments, respectively. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recorded in accumulated OCI, net of income taxes.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company has entered into interest rate swap agreements as a means of managing its interest rate exposure on certain fixed rate commercial loans and variable rate debt obligations. As of December 31, 2005, the notional amount of the Company’s two outstanding fair value interest rate swaps on commercial loans was $4.9 million with maturities in 2008 and 2009, as discussed in Note 3. The notional amount of the Company’s outstanding cash flow interest rate swap on debt obligations was $4.6 million with maturity in 2006, as discussed in Note 10.

As of December 31, 2005, the fair value of the fair value hedge was a liability of $181,000. As of December 31, 2005, the fair value of the cash flow hedge was a liability of $18,000. The total income statement impact resulting from the fair value and cash flow hedges was zero, as management has determined there to be no ineffectiveness in accordance with SFAS No. 133.

Goodwill
In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company annually evaluates goodwill for impairment. Management determined that there was no impairment charge resulting from its annual impairment test.

In the fourth quarter of 2005, the Company purchased a retail brokerage book of business on the south side of Indianapolis. This purchase increased goodwill $300,000.

Income Taxes
The Company and its wholly-owned subsidiaries file consolidated income tax returns. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities recorded for financial reporting purposes and basis of such assets and liabilities as measured by tax laws and regulations.

Earnings per Common Share
Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year.
The following is a reconciliation of the weighted average common shares for the basic and diluted earnings per share computations:

	Year Ended Dec 2005	Year Ended Dec 2004	Year Ended Dec 2003
Basic Earnings per Share:
Weighted average common shares	3,897,501	4,117,085	4,267,257

Diluted Earnings per Share:
Weighted average common shares	3,897,501	4,117,085	4,267,257
Dilutive effect of stock options	95,554	146,038	216,088
Weighted average common and incremental shares	3,993,055	4,263,123	4,483,345

Anti-dilutive options are summarized as follows:

As Of	Dec 2005	Dec 2004	Dec 2003
Anti-dilutive options	128,974	92,599	-

Comprehensive Income
The following is a summary of the Company's comprehensive income: (dollars in thousands)

	Year Ended Dec 2005	Year Ended Dec 2004	Year Ended Dec 2003
Net Income	$6,102	$5,163	$9,643
Other comprehensive income (loss):
Unrealized holding losses from securities available for sale	(2,500)	(691)	(1,127)
Reclassification adjustment for losses realized in income	-	-	83
Unrealized gains from cash flow hedge	145	317	336
Net unrealized losses	(2,355)	(374)	(708)
Tax effect	806	116	224
Other comprehensive loss, net of tax	(1,549)	(258)	(484)
Comprehensive Income	$4,553	$4,905	$9,159

Segments
In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” management has concluded that the Company is comprised of a single operating segment, community banking activities, and has disclosed all required information relating to its one operating segment. Management considers parent company activity to represent an overhead function rather than an operating segment. The Company operates in one geographical area and does not have a single external customer from which it derives 10 percent or more of its revenue.

Stock Based Compensation
The Company has stock-based employee compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation. (dollars in thousands)

(dollars in thousands, except share data)	Year Ended Dec 2005	Year Ended Dec 2004	Year Ended Dec 2003
Net income, as reported	$6,102	$5,163	$9,643
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(226)	(55)	(206)
Pro forma net income	$5,876	$5,108	$9,437
Earnings per share:
Basic---as reported	$1.57	$1.25	$2.26
Basic---pro forma	$1.51	$1.24	$2.21

Diluted---as reported	$1.53	$1.21	$2.15
Diluted---pro forma	$1.47	$1.20	$2.10

The pro forma amounts are not representative of the effects on reported net income for future years.

New Accounting Pronouncements

SFAS 123-R (Revised 2004) is effective as of the beginning of the first interim or annual reporting period of the registrant’s first fiscal year beginning on or after June 15, 2005. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Management does not believe the adoption of SFAS No. 123 - R will have a material effect on its consolidated financial statements.

EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” provides guidance for determining when an investment is considered impaired (when fair value is less than cost), for evaluating whether impairment is other-than-temporary, and, if other-than-temporary, requiring recognition of an impairment loss equal to the difference between the investment's cost and its fair value.   Generally, an impairment is considered other-than-temporary unless:  (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value equal to (or more than) the cost of the investment; and (b) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.  The FASB, delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 - 20 of EITF Issue 03-1 by FSP EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," posted September 30, 2004. The delay of the effective date for paragraphs 10-20 will be superseded concurrent with the final issuance of proposed FSP EITF Issue 03-1-a, "Implication Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.“ Gross unrealized losses on available for sale securities and held to maturity securities were $2,863,000 and $21,000, respectively, at December 31, 2005.  Management has determined the adoption of EITF 03-1 and FSP EITF Issue 03-1-1 did not have a material effect on its consolidated financial statements.

FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, was posted November 3, 2005. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Management has determined the adoption of FSP Nos. FAS 115-1 and FAS 124-1 did not have a material effect on its consolidated financial statements.

2.	SECURITIES

Securities are summarized as follows: (in thousands)

	December 31, 2005				December 31, 2004
	Amortized	Gross Unrealized		Fair	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Held to Maturity:
Municipal bonds	$775	$-	$-	$775	$1,020	$4	$-	$1,024
Certificate of deposit	100	-	-	100	100	-	-	100
Mortgage backed securities	931	11	(21)	921	659	20	(2)	677
Total Held to Maturity	$1,806	$11	$(21)	$1,796	$1,779	$24	$(2)	$1,801

Available for Sale:
Agency bonds	$44,742	$-	$(847)	$43,895	$40,073	$35	$(182)	$39,926
Municipal bonds	22,834	14	(349)	22,499	15,293	162	(9)	15,446
Collateralized mortgage obligations	23,645	2	(598)	23,049	31,064	58	(216)	30,906
Mortgage backed securities	28,117	52	(950)	27,219	31,272	153	(273)	31,152
Corporate debt	1,929	-	(33)	1,896	1,926	45	(31)	1,940
Equity mutual funds	4,804	-	(86)	4,718	5,383	-	(38)	5,345
Equity securities	75	-	-	75	75	-	-	75
Total Available for Sale	$126,146	$68	$(2,863)	$123,351	$125,086	$453	$(749)	$124,790

Certain securities, with amortized cost of $6.6 million and fair value of $6.5 million at December 31, 2005 and amortized cost and fair value of $8.9 million at December 31, 2004 were pledged as collateral for the Bank's treasury, tax and loan account at the Federal Reserve, for Federal Home Loan Bank Advances, and for certain trust, IRA and KEOGH accounts.

The amortized cost and fair value of securities at December 31, 2005 by contractual maturity are summarized as follows: (in thousands)

	Held to Maturity			Available for Sale
	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield
Agency bonds:
Due in one year or less	$-	$-	-	$11,497	$11,429	2.97%
Due after 1 year through 5 years	-	-	-	33,245	32,466	3.62%
Due after 10 years	-	-	-	-	-	-
Municipal bonds:
Due in one year or less	-	-	-	-	-	-
Due after 1 year through 5 years	-	-	-	9,551	9,386	4.03%
Due after 5 years through 10 years	535	535	7.43%	12,966	12,803	5.39%
Due after 10 years	240	240	7.77%	317	310	5.50%
Certificate of deposit:
Due in one year or less	100	100	4.30%	-	-	-
Collateralized mortgage obligations	-	-	-	23,645	23,049	3.91%
Mortgage backed securities	931	921	5.74%	28,117	27,219	4.10%
Corporate debt:
Due after 10 years	-	-	-	1,929	1,896	4.01%
Equity mutual funds	-	-	-	4,804	4,718	3.97%
Equity securities	-	-	-	75	75	-
Total	$1,806	$1,796	6.43%	$126,146	$123,351	3.96%

Activities related to the sales of securities available for sale and called securities are summarized as follows: (in thousands)

	Year Ended	Year Ended	Year Ended
	Dec 2005	Dec 2004	Dec 2003
Proceeds from sales	$10,048	$23,256	$40,078
Gross gains on sales	-	-	37
Gross losses on sales	-	-	120

Taxable interest income and non-taxable interest income earned on the investment portfolio is summarized as follows: (in thousands)

	Year Ended	Year Ended	Year Ended
	Dec 2005	Dec 2004	Dec 2003
Taxable interest income	$4,111	$3,614	$3,564
Non-taxable interest income	541	495	368
Total interest income	$4,652	$4,109	$3,932

The majority of unrealized losses in the portfolio resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2005 is 139.

Investments that have been in a continuous unrealized loss position for longer than one month as of December 31, 2005 are summarized as follows: (in thousands)

	Less than Twelve Months		Twelve Months Or Longer		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Agency bonds	$16,856	$(261)	$26,041	$(587)	$42,897	$(848)
Collateralized mortgage obligations	1,364	(17)	21,077	(580)	22,441	(597)
Mortgage backed securities	6,574	(178)	19,417	(793)	25,991	(971)
Corporate debt	-	-	1,896	(33)	1,896	(33)
Municipal bonds	11,715	(205)	5,005	(96)	16,720	(301)
Equity mutual funds	-	-	3,710	(86)	3,710	(86)
Total Temporarily Impaired Securities	$36,509	$(661)	$77,146	$(2,175)	$113,655	$(2,836)

3.	LOANS RECEIVABLE

Loans receivable are summarized as follows: (in thousands)

As Of	Dec 2005	Dec 2004
First mortgage loans:
Residential single family	$161,936	$172,738
Commercial and multi-family	177,748	180,175
Property under construction	57,161	84,655
Unimproved land	1,615	2,730
Home equity	40,710	37,132
Second mortgage	47,183	43,214
Commercial	105,827	105,495
Mobile home	2,537	3,289
Automobile	27,335	24,921
Consumer	3,814	4,157
Savings account	2,266	2,340
Gross loans receivable	628,132	660,846
Allowance for loan losses	(6,753)	(7,864)
Deferred loan fees, net	(261)	(476)
Undisbursed loan proceeds	(12,562)	(23,016)
Loans Receivable, Net	$608,556	$629,490

The Bank originates both adjustable and fixed rate loans. The adjustable rate loans have interest rate adjustment limitations and are indexed to various indices. Adjustable residential mortgages are generally indexed to the one year Treasury constant maturity rate; adjustable consumer loans are generally indexed to the prime rate; adjustable commercial loans are generally indexed to either the prime rate or the one, three or five year Treasury constant maturity rate. Future market factors may affect the correlation of the interest rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

The principal balance of loans on nonaccrual status totaled approximately $3.1 million at December 31, 2005 and $9.5 million at December 31, 2004. The Bank would have recorded interest income of $465,000 and $906,000 for the years ended December 31, 2005 and 2004 if loans on non-accrual status had been current in accordance with their original terms. Actual interest received was $160,000 and $407,000 for the years ended December 31, 2005 and 2004, respectively. The Bank agreed to modify the terms of certain loans to customers who were experiencing financial difficulties. Modifications included forgiveness of interest, reduced interest rates and/or extensions of the loan term. The principal balance at December 31, 2005 and December 31, 2004 on these restructured loans was $809,000 and $3.1 million, respectively.

The Bank's primary lending area is south-central Indiana. Virtually all of the Bank's loans originated and purchased are to borrowers located within the state of Indiana. The Bank originates and purchases commercial real estate loans, which totaled $177.7 million and $180.2 million at December 31, 2005 and 2004, respectively. These loans are considered by management to be of somewhat greater risk of collectibility due to the dependency on income production or future development of the real estate. Of the commercial real estate loans, $19.6 million and $27.0 million were collateralized by multi-family residential property at December 31, 2005 and 2004, respectively. The Bank also purchases and originates commercial loans. Collateral for HomeFederal Bank's commercial loans includes manufacturing equipment, real estate, inventory, accounts receivable, and securities. Terms of these loans are normally for up to ten years and have adjustable rates tied to the reported prime rate and treasury indices. Generally, commercial loans are considered to involve a higher degree of risk than residential real estate loans. However, commercial loans generally carry a higher yield and are made for a shorter term than real estate loans. As of December 31, 2005 and 2004, HomeFederal Bank's total loan portfolio consisted of commercial loans of $105.8 million and $105.5 million, respectively.

The Company has entered into two fair value interest rate swap agreements with KeyBank on two fixed rate commercial loans. In the first agreement the Company will receive variable rate payments at the thirty-day London inter bank offering rate (“LIBOR”) index and make fixed rate payments at 6.28%. The notional amount on the swap was $3.1 million as of December 31, 2005. The thirty-day LIBOR was 4.39% at December 31, 2005. The termination date of the first swap agreement is July 1, 2008. In the second agreement the Company will receive variable rate payments at thirty day LIBOR and make fixed rate payments at 6.24%. The notional amount of the swap was $1.8 million as of December 31, 2005. The termination date of the second swap agreement is January 2, 2009. The two interest rate swaps are settled on a net basis. The Company is exposed to losses, in the event of nonperformance by KeyBank, for the net interest rate differential when floating rates exceed the fixed maximum rate. However, the Company does not anticipate nonperformance by the counter party.

Under the capital standards provisions of FIRREA, the loans-to-one-borrower limitation is generally 15% of unimpaired capital and surplus, which, for the Bank, was approximately $13.4 million and $13.8 million at December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, the Bank was in compliance with this limitation.

Aggregate loans to officers and directors included above were $3.9 million and $5.2 million as of December 31, 2005 and 2004, respectively. Such loans are made in the ordinary course of business and are made on substantially the same terms as those prevailing at the time for comparable transactions with other borrowers. For the year ended December 31, 2005, loans of $2.6 million were disbursed to officers and directors and repayments of $3.9 million were received from officers and directors.

An analysis of the allowance for loan losses is as follows: (in thousands)

	Year Ended	Year Ended	Year Ended
	Dec 2005	Dec 2004	Dec 2003
Beginning balance	$7,864	$7,506	$7,172
Provision for loan losses	808	1,770	1,268
Charge-offs	(2,048)	(1,524)	(1,079)
Recoveries	129	112	145
Ending Balance	$6,753	$7,864	$7,506

The following is a summary of information pertaining to impaired loans: (in thousands)

As Of	Dec 2005	Dec 2004
Impaired loans with a valuation reserve	$178	$7,247
Impaired loans with no valuation reserve	13,085	10,457
Total Impaired Loans	$13,263	$17,704

Valuation reserve on impaired loans	$137	$912

Average impaired loans	$15,817	$16,263

4.	MORTGAGE BANKING ACTIVITIES

At December 31, 2005 and 2004, the Bank was servicing loans for others amounting to $588.5 million and $605.0 million, respectively. Net gain on sale of loans, exclusive of gain attributable to retained MSR’s was $983,000 for the year ended December 31, 2005 and $1.6 million for the year ended December 31, 2004. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

The Bank is obligated to repurchase certain loans sold to and serviced for others that become delinquent as defined by the various agreements. At December 31, 2005 and 2004, these obligations were limited to approximately $499,000 and $70,000, respectively.

The following analysis reflects the changes in mortgage servicing rights retained: (in thousands)

Period Ended	Dec 2005	Dec 2004
Beginning carrying value	$2,974	$3,383
Additions	556	1,038
Amortization	(1,354)	(1,542)
Net change in valuation allowance	549	95
Ending Carrying Value	$2,725	$2,974

The carrying value approximates fair value at December 31, 2005 and 2004. Fair value is estimated by discounting the net servicing income to be received over the estimated servicing term using a current market rate. The significant risk characteristics of the underlying loans used to stratify MSRs for impairment measurement were term and rate of note. The valuation allowance as of December 31, 2005 and 2004 was $425,000 and $974,000, respectively. The estimated annual amortization expense for each of the next five years is $915,000, $662,000, $420,000, $280,000, and $216,000.

5.	INVESTMENTS IN JOINT VENTURES

The Company has invested in joint ventures through its subsidiaries, Home Savings Corporation (“HSC”) and HomeFed Financial Corp. On December 31, 2001, the Bank changed its charter from a Federal savings bank charter to an Indiana commercial bank charter. Commercial banks are not permitted to participate in real estate development joint ventures. At December 31, 2005, HSC is a partner in three real estate development joint ventures for which exit strategies are either developed, or are currently being developed. The Company, as mandated by the regulators, is in the process of divesting itself of these investments by December 31, 2006. The Company is not required to divest itself of its investment in Family Financial Holdings, Inc. or Heritage Woods. The investments are accounted for by the equity method. The Company’s interest in these investments is as follows: (in thousands)

As Of	Equity Interest	Dec 2005	Dec 2004
Family Financial Holdings, Inc.	14%	$792	$792
Heritage Woods	33%	27	37
Home-Breeden	50%	1,074	1,410
Sycamore Springs	33%	550	1,189
Bloomington Technology	50%	43	122
Total Investment		$2,486	$3,550

Summarized condensed unaudited financial statements for these joint ventures are as follows: (in thousands)

As Of	Dec 2005	Dec 2004
Balance Sheets:
Cash	$2,064	$1,308
Investments	2,639	3,289
Property and equipment, net	531	557
Inventory of developed lots	3,206	4,383
Other assets	1,134	1,010
Total Assets	$9,574	$10,547

Notes payable	$2,009	$3,226
Insurance liabilities	136	-
Other liabilities	108	175
Total liabilities	2,253	3,401
Shareholders’ equity	7,321	7,146
Total Liabilities and Shareholders’ Equity	$9,574	$10,547

	Year Ended Dec 2005	Year Ended Dec 2004	Year Ended Dec 2003
Income Statements
Income:
Insurance premiums & commissions	$261	$335	$1,353
Investment income	230	145	201
Net lot sales	1,508	673	2,189
Other income	116	119	136
Total income	2,115	1,272	3,879

Expenses:
Commissions	270	230	883
Insurance benefits	70	98	394
Interest expense	128	120	148
Other expense	668	781	920
Total expense	1,136	1,229	2,345
Net Income	$979	$43	$1,534
The notes payable included $1.6 million and $2.5 million due to HSC and $202,000 and $423,000 due to the Bank at December 31, 2005 and 2004, respectively.

6.	ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following: (in thousands)
As Of	Dec 2005	Dec 2004
Loans, net of allowance of $164 and $452	$3,089	$2,942
Securities	802	713
Interest-bearing deposits	51	45
Total Accrued Interest Receivable	$3,942	$3,700

7.	PREMISES AND EQUIPMENT

Premises and equipment consists of the following: (in thousands)

As Of	Dec 2005	Dec 2004
Land	$2,903	$2,949
Buildings and improvements	19,380	16,926
Furniture and equipment	9,556	8,740
Total	31,839	28,615
Accumulated depreciation	(14,058)	(12,760)
Total Premises and Equipment	$17,781	$15,855
Depreciation expense included in operations for the years ended December 31, 2005, 2004 and 2003 totaled $1.6 million, $1.5 million, and $1.5 million, respectively.

8.	DEPOSITS

Deposits are summarized as follows: (in thousands)

	Dec 2005		Dec 2004
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Non-interest bearing	$66,294		$60,150
Checking accounts	98,123	1.34%	88,247	0.63%
Statement savings	46,014	0.15%	49,835	0.15%
Money market savings	147,218	2.51%	132,363	1.09%
Total transaction accounts	357,649	1.42%	330,595	0.63%
Certificates of deposit:
Less than one year	67,841	3.59%	55,187	2.00%
12-23 months	37,196	3.23%	46,557	1.90%
24-35 months	92,980	3.04%	92,673	2.35%
36-59 months	14,053	3.47%	23,623	3.98%
60-120 months	87,620	4.73%	91,546	4.85%
Total certificate accounts	299,690	3.70%	309,586	3.09%
Total Deposits	$657,339	2.46%	$640,181	1.82%

At December 31, 2005 and 2004, certificates of deposit in amounts of $100,000 or more totaled $91.7 million and $121.1 million, respectively.

A summary of certificate accounts by scheduled maturities at December 31, 2005 is as follows: (in thousands)

	2006	2007	2008	2009	2010	Thereafter	Total
1.99% or less	$6,568	$-	$-	$-	$-	$-	$6,568
2.00% - 2.99%	56,159	12,271	491	-	-	-	68,921
3.00% - 3.99%	61,347	24,013	7,535	3,566	3,308	627	100,396
4.00% - 4.99%	42,410	22,711	4,161	12,833	3,008	3,184	88,307
5.00% - 5.99%	7,434	22,119	2,061	2,099	10	64	33,787
Over 6.00%	480	629	435	167	-	-	1,711
Total Certificate Amounts	$174,398	$81,743	$14,683	$18,665	$6,326	$3,875	$299,690

A summary of interest expense on deposits is as follows: (in thousands)

	Year Ended Dec 2005	Year Ended Dec 2004	Year Ended Dec 2003

Checking accounts	$467	$283	$176
Statement savings	76	92	243
Money market savings	2,437	1,067	1,277
Certificates of deposit	10,285	9,390	10,508
Total Interest Expense	$13,265	$10,832	$12,204

9.	FEDERAL HOME LOAN BANK ADVANCES

The Bank was eligible to receive advances from the FHLB up to $112.6 million and $156.6 million at December 31, 2005 and 2004. The Bank has pledged qualifying mortgage loans, securities and Federal Home Loan Bank stock as collateral on the following advances from the Federal Home Loan Bank: (in thousands)

Maturing During Year Ended December	Amount	Weighted Average Rate

2006	$32,403	5.49%
2007	9,250	5.04%
2008	11,850	4.26%
2009	2,000	4.32%
2010	11,250	5.08%
Thereafter	19,880	5.20%
Total FHLB Advances	$86,633	5.12%

10.	OTHER BORROWINGS

Senior Debt
The Company has a revolving note with LaSalle Bank N.A. whereby the Company may borrow $17.5 million. The note accrues interest at a variable rate based on the ninety-day LIBOR index, on the date of the draw, plus 150 basis points. The ninety-day LIBOR index was 4.54% at December 31, 2005. Interest payments are due ninety days after the date of any principal draws made on the loan and every ninety days thereafter. The Company used the funds to buy back shares of the Company's common stock. The assets of the Company collateralize the note. Under terms of the agreement, the Company is bound by certain restrictive debt covenants relating to earnings, net worth and various financial ratios. As of December 31, 2005, the Company was in compliance with the debt covenants. The revolving note matured on February 15, 2006 and was renewed for a 3 year term. The new note accrues interest at a variable rate based on the ninety-day LIBOR index, on the date of the draw, plus 140 basis points. The borrowing limit, collateralization and debt covenants on the new note mirror the terms discussed above.

As of December 31, 2005, the Company has a cash flow swap agreement with LaSalle Bank N.A. The Company has agreed to make fixed rate payments at 5.77% and receive variable rate payments at the three-month LIBOR on a notional amount of $4.6 million. The interest rate swap is settled on a net basis. The Company is exposed to credit loss, in the event of nonperformance by LaSalle Bank N.A., for the net interest rate differential when floating rates exceed the fixed maximum rate. However, the Company does not anticipate nonperformance by the counter party. The swap agreement matured on February 1, 2006 and was not renewed by the Company.

Other Borrowings
In addition to the other borrowings scheduled below, the Bank has a $5.0 million overdraft line of credit with the Federal Home Loan Bank, none of which was used as of December 31, 2005 or 2004. The Bank also had a letter of credit for $225,000 and $226,000, as of December 31, 2005 and 2004, respectively, none of which was used as of either year end. (in thousands)

As Of	Dec 2005	Dec 2004
Official check overnight remittance	$166	$211
Total Other Borrowings	$166	$211

11.	INCOME TAXES

An analysis of the income tax provision is as follows: (in thousands)

	Year Ended	Year Ended	Year Ended
	Dec 2005	Dec 2004	Dec 2003
Current:
Federal	$2,514	$2,541	$3,020
State	281	521	549
Deferred	174	(518)	1,451
Income Tax Provision	$2,969	$2,544	$5,020

The difference between the financial statement provision and amounts computed by using the statutory rate of 34% is reconciled as follows: (in thousands)

Period Ended	Dec 2005	Dec 2004	Dec 2003
Income tax provision at federal statutory rate	$3,084	$2,621	$4,986
State tax, net of federal tax benefit	256	207	568
Tax exempt interest	(206)	(234)	(180)
Increase in cash surrender value of life insurance	(152)	(156)	(176)
Other, net	(13)	106	(178)
Income Tax Provision	$2,969	$2,544	$5,020

The Company is allowed to deduct an addition to a reserve for bad debts in determining taxable income. This addition differs from the provision for loan losses for financial reporting purposes. No deferred taxes have been provided on the income tax bad debt reserves which total $6.0 million, for years prior to 1988. This tax reserve for bad debts is included in taxable income of later years only if the bad debt reserves are subsequently used for purposes other than to absorb bad debt losses. Because the Company does not intend to use the reserves for purposes other than to absorb losses, deferred income taxes of $2.4 million were not provided at December 31, 2005 and 2004, respectively. Pursuant to Statement of Financial Accounting Standards No. 109 (“SFAS 109”), ”Accounting for Income Taxes,” the Company has recognized the deferred tax consequences of differences between the financial statement and income tax treatment of allowances for loan losses arising after June 30, 1987.

The Company’s deferred income tax assets and liabilities, included in prepaid expenses and other assets, are as follows: (in thousands)

As Of	Dec. 2005	Dec. 2004
Deferred tax assets:
Bad debt reserves, net	$2,687	$3,062
Unrealized loss on securities available for sale	970	106
Other	67	130
Deferred compensation	1,415	1,262
Total deferred tax assets	5,139	4,560

Deferred tax liabilities:
Difference in basis of fixed assets	511	472
FHLB dividend	169	166
Deferred fees	325	347
Originated mortgage servicing rights	843	885
Other	-	33
Total deferred tax liabilities	1,848	1,903
Net Deferred Tax Asset	$3,291	$2,657

12.	REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory guidance. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table), of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2005, the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2005, the most recent notifications from the Federal Reserve categorized the Company and the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed either entity’s category.

A summary of capital amounts and ratios as of December 31, 2005 and 2004:
(dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Categorized As “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005
Total risk-based capital
(to risk-weighted assets)
HomeFederal Bank	$89,532	13.58%	$52,759	8.0%	$65,949	10.0%
Home Federal Bancorp Consolidated	$79,734	12.08%	$52,822	8.0%	$66,028	10.0%
Tier 1 risk-based capital
(to risk-weighted assets)
HomeFederal Bank	$82,779	12.55%	$26,379	4.0%	$39,569	6.0%
Home Federal Bancorp Consolidated	$72,981	11.05%	$26,411	4.0%	$39,617	6.0%
Tier 1 leverage capital
(to average assets)
HomeFederal Bank	$82,779	9.82%	$33,724	4.0%	$42,155	5.0%
Home Federal Bancorp Consolidated	$72,981	8.65%	$33,760	4.0%	$42,201	5.0%

	Actual		For Capital Adequacy Purposes		To Be Categorized As “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004
Total risk-based capital
(to risk-weighted assets)
HomeFederal Bank	$92,117	13.60%	$54,173	8.0%	$67,717	10.0%
Home Federal Bancorp Consolidated	$84,122	12.41%	$54,238	8.0%	$67,798	10.0%
Tier 1 risk-based capital
(to risk-weighted assets)
HomeFederal Bank	$84,253	12.44%	$27,087	4.0%	$40,630	6.0%
Home Federal Bancorp Consolidated	$76,258	11.25%	$27,119	4.0%	$40,679	6.0%
Tier 1 leverage capital
(to average assets)
HomeFederal Bank	$84,253	9.65%	$34,921	4.0%	$43,652	5.0%
Home Federal Bancorp Consolidated	$76,258	8.76%	$34,804	4.0%	$43,505	5.0%

Dividend Restrictions
The principal source of income and funds for the Company are dividends from the Bank. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. In 2005, the Bank requested and received regulatory approval to pay $8.2 million to its sole shareholder Home Federal Bancorp. In 2006, the Bank anticipates requesting regulatory approval to pay dividends to the Company.

13.	EMPLOYEE BENEFIT PLANS

Multi-employer Pension Plan
The Bank participates in a noncontributory multi-employer pension plan covering all qualified employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate valuation of the plan benefits or segregation of plan assets specifically for the Bank, because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer. However, as of June 30, 2005, the latest actuarial valuation, the total plan assets exceeded the actuarially determined value of accrued benefits. The Bank had contribution expenses of $1.3 million, $1.2 million and $815,000 for the years ended December 2005, 2004 and 2003, respectively. Cash contributions to the multi-employer pension plan for these same periods were $1.4 million, $2.1 million and $471,000, respectively.

Supplemental Retirement Plan
The Bank has entered into supplemental retirement agreements for certain officers. These agreements are unfunded.  However, the Bank has entered into life insurance contracts to offset the expense of these agreements. Benefits under these arrangements are generally paid over a 15 year period. The following table sets forth the Plan's funded status and amount recognized in the Company's consolidated statements of income for the years ended December 31, 2005, 2004 and 2003:

	Dec 2005	Dec 2004	Dec 2003
Economic assumptions:
Discount rate	5.8%	6.5%	6.5%
Salary rate	4.0%	4.0%	4.0%

Components of net periodic pension expense:
Interest cost on projected benefit obligation	$196,547	$182,845	$176,676
Service cost	91,425	67,743	64,914
Prior service cost	53,051	217,161	129,705
Net periodic pension expense	$341,023	$467,749	$371,295

A reconciliation of the prior and ending balances of the Projected Benefit Obligation, ("PBO") for 2005 and 2004 is as follows:

	Dec 2005	Dec 2004
Projected benefit obligation at beginning of year	$3,111,976	$3,002,400
Interest cost	196,547	182,845
Service cost	91,425	67,743
Amendments	10,615	-
Change in discount rate	248,283	-
Actuarial loss	53,313	19,331
Benefits paid during year	(189,669)	(160,343)
Projected benefit obligation at end of year (unfunded status)	$3,522,490	$3,111,976

A summary of the Plan's funded status at December 31, 2005 and 2004 is as follows:

	Dec 2005	Dec 2004
Projected benefit obligation	$3,522,490	$3,111,976
Unrecognized prior service cost	(562,272)	(604,711)
Unrecognized net acturarial loss	(431,915)	(130,319)
Accrued pension liability	$2,528,303	$2,376,946

Prior service cost is amortized over the estimated remaining employee service lives of approximately nine years. The Bank expects to make contributions of $358,000 to the plan in 2006. The Bank anticipates paying benefits over the next five years and in the aggregate for the five years thereafter as follows: 2006 - $219,000, 2007 - $219,000, 2008 - $226,000, 2009 - $212,000, 2010 - $212,000 and 2011 through 2015 - $1,289,000.

401(k) Plan
The Bank has an employee thrift plan established for substantially all full-time employees. The Bank has elected to make matching contributions equal to 50% of the employee contributions up to a maximum of 1.5% of an individual's total eligible salary. The Bank contributed $121,000, $130,000 and $120,000, during the years ended December 31, 2005, 2004 and 2003, respectively, to this plan.

14.	STOCK OPTIONS

The Company has stock option plans for the benefit of officers, other key employees and directors. As of December 31, 2005, the plans were authorized to grant additional options to purchase 271,631 shares of the Company's common stock. The option price is not to be less than the fair market value of the common stock on the date the option is granted, and the stock options are exercisable at any time within the maximum term of 10 years and one day from the grant date. The options are nontransferable and are forfeited upon termination of employment.

The following is the stock option activity for the years ended December 31, 2005, 2004 and 2003 and the stock options outstanding at the end of the respective periods:

Options	Shares	Weighted Average Exercise Price
Outstanding December 31, 2002	1,006,302	$18.87
Granted	8,724	27.23
Forfeited	(19,412)	23.03
Exercised	(224,346)	13.94
Outstanding December 31, 2003	771,268	20.30
Forfeited	(1,125)	26.56
Exercised	(83,485)	15.49
Outstanding December 31, 2004	686,658	20.87
Granted	50,000	25.07
Forfeited	(9,875)	24.05
Exercised	(109,066)	16.93
Outstanding December 31, 2005	617,717	21.86

The following table is an analysis of the remaining weighted average life as of December 31, 2005 of the outstanding options within various exercise price ranges:

Exercise Price	Number of Options	Average Life
$13.560 - $18.485	181,347	4.2
$20.900 - $23.063	285,948	3.7
$23.125 - $27.400	150,422	4.8
Total	617,717	4.1

The weighted average fair value of options granted was $5.00 for the year ended December 31, 2005. No options were granted during the year ended December 31, 2004. The weighted average fair value of options granted was $5.91 for the year ended December 31, 2003. The fair value of the option grants was estimated on the date of grant using an option pricing model with the following assumptions: dividend yield ranging from 2.74% to 3.07%, risk-free interest rates ranging from 3.23% to 4.11%, expected volatility ranging from 22.13% to 25.77% and expected life of 5.65 to 5.91 years.

15.	COMMITMENTS

Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Bank makes various commitments to extend credit that are not reflected in the accompanying consolidated financial statements. At December 31, 2005 and 2004, the Bank had loan commitments approximating $33.4 million and $16.3 million, respectively, excluding undisbursed portions of loans in process. Loan commitments at December 31, 2005, included commitments to originate fixed rate loans with interest rates ranging from 5.0% to 8.0% totaling $7.6 million and adjustable rate loan commitments with interest rates ranging from 5.8% to 9.6% totaling $25.8 million. Commitments, which are disbursed subject to certain limitations, extend over various periods of time. Generally, unused commitments are cancelled upon expiration of the commitment term as outlined in each individual contract.

Outstanding letters of credit were $4.0 million and $2.5 million at December 31, 2005 and 2004, respectively. Additionally, the Bank had approximately $6.4 million in commitments to sell fixed rate residential loans and $6.4 million in commitments to sell adjustable rate commercial loans at December 31, 2005.

The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit is represented by the contract amount of those instruments. The Bank uses the same credit policies and collateral requirements in making commitments as it does for on-balance sheet instruments.

Employment Agreements
The Company has entered into employment agreements with certain executive officers. Under certain circumstances provided in the agreements, the Company may be obligated to continue the officer's salary for a period of up to three years.

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The disclosure of the estimated fair value of financial instruments is as follows: (in thousands)

	December 2005		December 2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash	$30,642	$30,642	$24,729	$24,729
Interest-bearing deposits	23,094	23,094	27,591	27,591
Securities available for sale	123,351	123,351	124,790	124,790
Securities held to maturity	1,806	1,796	1,779	1,801
Loans held for sale	4,795	4,859	2,617	2,653
Loans, net	608,556	607,867	629,490	638,566
Accrued interest receivable	3,942	3,942	3,700	3,700
Federal Home Loan Bank stock	9,965	9,965	9,965	9,965

Liabilities:
Deposits	657,339	657,493	640,181	642,397
Federal Home Loan Bank advances	86,633	96,329	125,446	128,231
Senior debt	14,242	14,237	14,242	14,242
Other borrowings	166	166	211	211
Advance payments by borrowers for taxes and insurance	121	121	48	48
Accrued interest payable	714	714	852	852
Commitments	-	-	-	-

Financial Instruments:
Interest rate swaps	(199)	(199)	(594)	(594)

The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair values of financial instruments. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, Interest-bearing Deposits, Accrued Interest Receivable, Advance Payments by Borrowers for Taxes and Insurance, Accrued Interest Payable and Other Borrowings
The carrying amount as reported in the Consolidated Balance Sheets is a reasonable estimate of fair value.

Securities Held to Maturity and Available for Sale
Fair values are based on quoted market prices and dealer quotes.

Loans Held for Sale and Loans, net
The fair value is estimated by discounting the future cash flows using the current rates for loans of similar credit risk and maturities.

Federal Home Loan Bank Stock
The fair value is estimated to be the carrying value, which is par.

Deposits
The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated, by discounting future cash flows, using rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances
The fair value is estimated by discounting future cash flows using rates currently available to the Company for advances of similar maturities.

Senior Debt
Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Interest Rate Swaps
The fair value is derived from proprietary models based upon well-recognized financial principles which management believes provide a reasonable approximation of the fair value of the interest rate swap transactions.

Commitments
The commitments to originate and purchase loans have terms that are consistent with current market conditions. Accordingly, the Company estimated that the face amounts of these commitments approximate carrying values.

The fair value estimates presented herein are based on information available to management at December 31, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17.	PARENT COMPANY FINANCIAL STATEMENTS

The condensed financial statements of Home Federal Bancorp are as follows: (in thousands)

As of	Dec 2005	Dec 2004
Condensed Balance Sheets (Parent Company only)
Assets:
Cash	$4,366	$5,640
Investment in subsidiary	83,688	86,299
Other	72	121
Total Assets	$88,126	$92,060

Liabilities:
Senior debt	$14,242	$14,242
Other	846	454
Total liabilities	15,088	14,696
Shareholders' equity	73,038	77,364
Total Liabilities and Shareholders' Equity	$88,126	$92,060

Period Ended	Dec 2005	Dec 2004	Dec 2003
Condensed Statements of Income (Parent Company only)
Dividends from subsidiary	$8,172	$11,152	$7,750
Other	176	89	560
Total income	8,348	11,241	8,310
Interest on senior debt	808	698	838
Other expenses	971	1,163	751
Total expenses	1,779	1,861	1,589
Income before taxes and change in undistributed earnings of subisidiary	6,569	9,380	6,721
Applicable income tax credit	(507)	(703)	(403)
Income before change in undistributed earnings of subsidiary	7,076	10,083	7,124
Increase (decrease) in undistributed earnings of subsidiary	(974)	(4,920)	2,519
Net Income	$6,102	$5,163	$9,643

Period Ended	Dec 2005	Dec 2004	Dec 2003
Condensed Statements of Cash Flows (Parent Company only)
Operating Activities:
Net income	$6,102	$5,163	$9,643
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in other assets	49	163	162
Increase in accrued expenses and other liabilities	750	254	85
Increase (decrease) in undistributed earnings of subsidiary	974	4,920	(2,519)
Net cash provided by operating activities	7,875	10,500	7,371

Financing Activities:
Payment of dividends	(2,909)	(3,057)	(2,997)
Repurchase shares of common stock	(8,086)	(9,953)	(3,575)
Exercise of stock options, net of fractional shares paid	1,846	1,293	3,128
Net cash used in financing activities	(9,149)	(11,717)	(3,444)

Net (decrease) increase in cash	(1,274)	(1,217)	3,927
Cash at beginning of period	5,640	6,857	2,930
Cash at End of Period	$4,366	$5,640	$6,857

Board of Directors		Shareholder
& Officers of		Information
Home Federal Bancorp
Stock Listing
Board of Directors	Officers	The common stock of Home Federal
John K. Keach, Jr.	John K. Keach, Jr.	Bancorp is traded on the National
Chairman of the Board, President and	Chairman of the Board, President and	Association of Securities Dealers Auto-
Chief Executive Officer,	Chief Executive Officer	mated Quotation System, National Market
Home Federal Bancorp		System, under the symbol HOMF. Home
	Charles R. Farber	Federal Bancorp stock appears in The
John T. Beatty	Executive Vice President	Wall Street Journal under the abbreviation
President,		HomFedBcpIN, and in other publications
Beatty Insurance, Inc.	Mark T. Gorski	under the abbreviation HFdBcp.
Executive Vice President,
Harold Force	Chief Financial Officer,	Transfer Agent & Registrar
President,	Treasurer and Secretary	To change name, address or
Force Construction Company, Inc.		ownership of stock, to report lost
	S. Elaine Pollert	certificates, or to consolidate
David W. Laitinen, MD	Executive Vice President	accounts, contact:
Orthopedic Surgeon
LaSalle Bank N.A.
John R. Miller	Executive Officers	c/o Corporate Trust Operations
President,	of HomeFederal Bank	135 South LaSalle Street, Room 1960
Best Beers, Inc.		Chicago, Illinois 60603
	John K. Keach, Jr.	(800) 246-5761
Harvard W. Nolting, Jr.	Chairman of the Board, President and
Retired from Nolting	Chief Executive Officer	General Counsel
Foods, Inc.		Barnes & Thornburg
	Charles R. Farber	11 South Meridian Street
John K. Keach, Sr.	Executive Vice President	Indianapolis, IN 46204
Chairman Emeritus
Retired	Mark T. Gorski	Shareholder & General Inquiries
	Executive Vice President,	Home Federal Bancorp is required to file
The Directors of	Chief Financial Officer,	an Annual Report on Form 10-K for its
Home Federal Bancorp	Treasurer and Secretary	fiscal year ended December 31, 2005,
also serve as Directors of		with the Securities and Exchange
HomeFederal Bank.	S. Elaine Pollert	Commission.
Executive Vice President
For copies of the Home Federal
	Melissa A. McGill	Bancorp Annual Report, contact:
	Senior Vice President	Donna Maxie
	Controller	Home Federal Bancorp
222 West Second Street
P.O. Box 648
Seymour, IN 47274
(812) 522-1592
(877) 626-7000

For financial information and security
analyst inquiries, please contact:
Mark T. Gorski
Home Federal Bancorp
501 Washington Street
Columbus, IN 47201
(812) 522-1592
(877) 626-7000

For an online annual report or
shareholder inquiries on the Web,
visit us at:
www.homf.com
Visit our Web site at
www.homf.com or call us
toll free at (877) 626-7000.

Indianapolis
Southport
Greenwood
Greensburg
Hope
Batesville
Columbus
Osgood
Cincinnati
Seymour
North Vernon
Brownstown
Madison
Austin
Salem
Louisville

Office Locations

Seymour
222 W. Second Street
1117 E. Tipton Street

Columbus
501 Washington Street
1020 Washington Street
3805 25th Street
2751 Brentwood Drive
4330 W. Jonathan Moore Pike

Hope
8475 N. State Road 9

Austin
67 W. Main Street

North Vernon
111 N. State Street
1540 N. State Street

Osgood
820 S. Buckeye Street

Batesville
114 State Road 46 East

Madison
201 Clifty Drive

Brownstown
101 N. Main Street

Salem
1208 S. Jackson Street

Greensburg
1801 Greensburg Crossing

Indianapolis/Greenwood
8740 S. Emerson Avenue
1510 W. Southport Road

Visit our Web site at
www.homf.com or call us
toll free at (877) 626-7000.